HSBC USA Inc. Notes Linked to a Reference Asset

GENERAL

HSBC USA Inc. may from time to time may offer and sell certain unsecured debt obligations (the "notes"), linked to a Reference Asset. The "Reference Asset" is the underlying measure by which we will determine the amount payable on the notes, if any, and may be based on price movements in, performance of, or other events, relating to one or more particular index funds or other securities, indices, currencies, interest rates, consumer prices, intangibles, goods, articles or commodities, or baskets comprised of any of those instruments or measures, or other instruments or measures, including the occurrence or nonoccurrence of any event or circumstance, or a combination thereof. This underlying supplement describes notes linked to a Reference Asset that is an exchange traded fund or a trust that issues depositary receipts representing an interest in equity securities held by such trust which may track the performance of an index (if applicable, its "underlying index") or basket of equity securities, commodities, currencies or other market measures, primarily by holding securities or other instruments related to such underlying index or basket, which we refer to as an "index fund," or a basket of index funds or a basket of instruments or measures that includes an index fund as one of its components. We refer to any instrument or measure that comprises a basket as a "basket component," and collectively as the "basket components." The applicable free writing prospectus or pricing supplement will specify the Reference Asset to which your notes are linked as well as the specific terms of the notes.

Notwithstanding anything to the contrary set forth in the related prospectus supplement dated April 9, 2009 and the related base prospectus dated April 2, 2009, this prospectus supplement, which we refer to as an "underlying supplement" describes some of the potential index funds to which the return on the notes may be linked, as well as related matters concerning additional terms of the notes.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the applicable product supplement, if any, the related prospectus supplement dated April 9, 2009 and the related base prospectus dated April 2, 2009 carefully before you invest in a particular issuance of the notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable notes. If the terms described in the applicable product supplement, if any, the prospectus supplement or base prospectus are different or inconsistent with those described in this underlying supplement, the terms described herein will govern the applicable notes.

The descriptions of index funds in this underlying supplement only apply to select index funds to which the applicable notes possibly may be linked. We do not guarantee that we will offer notes linked to any of the index funds described herein. In addition, we may offer notes linked to one or more index funds that are not described herein. In such an event, we will describe such additional index fund or index funds in the applicable free writing prospectus or pricing supplement, another underlying supplement or in the applicable product supplement, if any.

This underlying supplement no. 2 describes the following index funds:

▶ the DIAMONDS® Trust Series 1
▶ the POWERSHARES QQQ TRUST℠, SERIES 1
▶ the iShares® MSCI Mexico Investable Market Index Fund
▶ the iShares® MSCI Brazil Index Fund
▶ the iShares® MSCI Emerging Markets Index Fund
▶ the iShares® MSCI EAFE Index Fund
▶ the SPDR Trust, Series 1
▶ the Market Vectors Gold Miners ETF
▶ the Oil Service HOLDRS℠ Trust

▶ the iShares® Dow Jones U.S. Real Estate Index Fund
▶ the iShares® FTSE/Xinhua China 25 Index Fund
▶ the iShares® S&P Latin America 40 Index Fund
▶ the Financial Select Sector SPDR® Fund
▶ the Semiconductor HOLDRS℠ Trust
▶ the iShares® Dow Jones Transportation Average Index Fund
▶ the Energy Select Sector SPDR® Fund
▶ the Health Care Select Sector SPDR® Fund

An investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page US2-1 of this document, in the applicable product supplement, if any, and page S-3 of the prospectus supplement for risks related to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this underlying supplement, or the accompanying product supplement (if any), prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of any bank, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement relevant to your investment. The information in the relevant free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement no. 2 may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant free writing prospectus or pricing supplement, any related product supplement or underlying supplement including this underlying supplement no. 2 and the accompanying prospectus supplement and base prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, "HSBC," "we," "us" and "our" refer to HSBC USA Inc., unless the context requires otherwise.

Neither HSBC or the calculation agent, nor any of our or its affiliates, accepts any responsibility for the calculation, maintenance or publication of the index funds described herein or any successor index funds.

RISK FACTORS

Your investment in the notes will involve certain risks. We urge you to read the section "Risk Factors" beginning on page S-3 of the prospectus supplement dated April 9, 2009, in the relevant free writing prospectus or pricing supplement and in the relevant product supplement, if any, in addition to the following risk factors relevant to your notes. Investing in the notes is not equivalent to investing directly in the relevant index fund or any of the stocks or other securities held by the relevant index fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this underlying supplement, any other relevant underlying supplement or product supplement, and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

Risks relating to the Reference Asset

If the Reference Asset is or includes the iShares® MSCI Mexico Investable Market Index Fund, the iShares® MSCI Brazil Index Fund, the iShares® MSCI EAFE Index Fund, the iShares® MSCI Emerging Markets Index Fund, the iShares® FTSE/Xinhua China 25 Index Fund or the iShares® S&P Latin America 40 Index Fund or otherwise is composed of or holds foreign securities:

▸ **RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS —** Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

   In addition, securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

   The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes where the securities comprising or held by the Reference Asset or any basket component are based traded in one or more emerging market countries.

   The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

If the Reference Asset is or includes the iShares® MSCI Mexico Investable Market Index Fund, the iShares® MSCI Brazil Index Fund or the iShares® FTSE/Xinhua China 25 Index Fund:

▸ **THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES —** Although the equity securities held by the relevant index fund are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by such index fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of such index fund, and therefore the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in the relevant free writing prospectus or pricing supplement.

If the Reference Asset is or includes the iShares® MSCI EAFE Index Fund, the iShares® MSCI Emerging Markets Index Fund or the iShares® S&P Latin America 40 Index Fund:

▶ **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** The prices of the stocks or other securities held by the relevant index fund are converted into U.S. dollars for purposes of calculating the net asset value of such index fund. As a result, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by such index fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by such index fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of such index fund will be adversely affected and, depending on the terms of your notes, the payment at maturity, if any, may be reduced.

Of particular importance to potential currency exchange risk are:

– the volatility of the exchange rate between the U.S. dollar and relevant currencies in which the stocks or other securities held by the relevant index fund are denominated;

– existing and expected rates of inflation;

– existing and expected interest rate levels;

– the balance of payments in the relative countries and between each country and its major trading partners; and

– the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

If the Reference Asset is or includes the iShares® MSCI Mexico Investable Market Index Fund, the iShares® MSCI Brazil Index Fund, the iShares® MSCI Emerging Markets Index Fund, the iShares® FTSE/Xinhua China 25 Index Fund or the iShares® S&P Latin America 40 Index Fund:

▶ **THERE ARE RISKS ASSOCIATED WITH EMERGING MARKETS —** An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

If the Reference Asset is or includes the Market Vectors Gold Miners ETF:

▶ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the Market Vectors Gold Miners ETF are issued by companies that are in the gold mining industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

▶ **RISKS ASSOCIATED WITH THE GOLD MINING INDUSTRY —** Because the Market Vectors Gold Miners ETF primarily invests in stocks and American Depositary Receipts of companies that are involved in the gold mining industry, it is subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold bullion. These prices may fluctuate substantially over short periods of time so the price of the Market Vectors Gold Miners ETF may be more volatile than other types of investments. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

If the Reference Asset is or includes the Market Vectors Gold Miners ETF or the iShares® Dow Jones U.S. Real Estate Index Fund:

▶ **SMALL-CAPITALIZATION OR MID-CAPITALIZATION COMPANIES RISK —** The respective index fund may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index fund's share price may be more volatile than that of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant index fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

If the Reference Asset is or includes the Oil Service HOLDRS^{SM} Trust Depositary Receipts:

▶ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the Oil Service HOLDRS^{SM} Trust are common stocks of companies generally considered to be involved in various segments of the oil service industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. The Oil Service HOLDRS^{SM} Trust lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the oil service industry would adversely affect the performance of the Oil Service HOLDRS^{SM} Trust and, consequently, the value of the notes.

▶ **THE STOCK PRICES OF OIL SERVICE COMPANIES HAVE BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE —** The Oil Service HOLDRS^{SM} Trust invests in oil service companies, the stock prices of which could be subject to wide fluctuations in response to a variety of factors, including the ability of the Organization of Petroleum Exporting Companies ("OPEC") to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Price volatility of the underlying shares may adversely affect the price of the Oil Service HOLDRS^{SM} and consequently the trading value of the notes.

If the Reference Asset is or includes the iShares® Dow Jones U.S. Real Estate Index Fund:

▶ **RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT —** The iShares® Dow Jones U.S. Real Estate Index Fund invests in companies that invest in real estate ("real estate companies"), such as REITs or real estate holding companies, which exposes investors to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding.

  – *Concentration Risk* - Real estate companies may lack diversification due to ownership of a limited number of properties and concentration in a particular geographic region or property type.

  – *Interest Rate Risk* - Rising interest rates could result in higher costs of capital for real estate companies, which could negatively impact a real estate company's ability to meet its payment obligations.

  – *Leverage Risk* - Real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company's operations and market value in periods of rising interest rates. Financial covenants related to a real estate company's leveraging may affect the ability of the real estate company to operate effectively. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of a real estate company to make payments of any interest and principal on its debt securities will be adversely affected.

  – *Liquidity Risk* - Investing in real estate companies may involve risks similar to those associated with investing in small-capitalization companies. Real estate company securities, like the securities of other smaller companies, may be more volatile than, and perform differently from, shares of large-capitalization companies. There may be less trading in real estate company shares, which means that buy and sell transactions in those shares could have a magnified impact on share price, resulting in abrupt or erratic price fluctuations. In addition, real estate is relatively illiquid and, therefore, a real estate company may have a limited ability to vary or liquidate properties in response to changes in economic or other conditions.

- *Management Risk* - Real estate companies are dependent upon management skills and may have limited financial resources. real estate companies are generally not diversified and may be subject to heavy cash flow dependency, default by borrowers and self-liquidation. In addition, transactions between real estate companies and their affiliates may be subject to conflicts of interest, which may adversely affect a real estate company's shareholders. A real estate company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

- *Property Risk* - Real estate companies may be subject to risks relating to functional obsolescence or reduced desirability of properties; extended vacancies due to economic conditions and tenant bankruptcies; catastrophic events such as earthquakes, hurricanes and terrorist acts; and casualty or condemnation losses. Real estate income and values also may be greatly affected by demographic trends, such as population shifts or changing tastes and values, or increasing vacancies or declining rents resulting from legal, cultural, technological, global or local economic developments.

- *Regulatory Risk* - Real estate income and values may be adversely affected by such factors as applicable domestic and foreign laws (including tax laws). Government actions, such as tax increases, zoning law changes or environmental regulations, also may have a major impact on real estate.

- *Repayment Risk* - The prices of real estate company securities may drop because of the failure of borrowers to repay their loans, poor management, and the inability to obtain financing either on favorable terms or at all. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of interest and principal on their loans will be adversely affected. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company's operations and market value in periods of rising interest rates.

- *U.S. Tax Risk* - Certain U.S. real estate companies are subject to special U.S. federal tax requirements. A REIT that fails to comply with such tax requirements may be subject to U.S. federal income taxation, which may affect the value of the REIT and the characterization of the REIT's distributions. The U.S. federal tax requirement that a REIT distribute substantially all of its net income to its shareholders may result in a REIT having insufficient capital for future expenditures.

▶ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® Dow Jones U.S. Real Estate Fund are issued by companies that are in the U.S. real estate industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® Dow Jones U.S. Real Estate Fund lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the U.S. real estate industry would adversely affect the performance of the iShares® Dow Jones U.S. Real Estate Fund and, consequently, the value of the notes.

If the Reference Asset is or includes the Financial Select Sector SPDR® Fund:

▶ **CONCENTRATION OF INVESTMENT IN PARTICULAR SECTOR —** The equity securities held by the Financial Select Sector SPDR® Fund are issued by companies that are in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for financial products and services in general.

▶ **RISKS ASSOCIATED WITH THE FINANCIAL SECTOR —** The Financial Select Sector SPDR® Fund invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Recent events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts, or "REITs").

If the Reference Asset is or includes the Semiconductor HOLDRS^SM Trust Depositary Receipts:

▸ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the Semiconductor HOLDRS^SM Trust are issued by companies that are in the semiconductor industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. The iShares Semiconductor HOLDRS^SM Trust lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the semiconductor industry would adversely affect the performance of the Semiconductor HOLDRS^SM Trust and, consequently, the value of the notes.

▸ **RISKS ASSOCIATED WITH THE SEMICONDUCTOR BUSINESS —** The Semiconductor HOLDRS^SM Trust invests in semiconductor companies, and the trading prices of the stocks of such companies in general have experienced extreme price and volume fluctuations. Such fluctuations may be unrelated or disproportionate to the operating performance of companies in the semiconductor business, and the trading prices will likely continue to be extremely volatile. Semiconductor companies' stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

– general market fluctuations;

– supply and demand in the semiconductor industry;

– actual or anticipated variations in companies' quarterly operating results;

– public perception of the prospects of semiconductor companies generally;

– the ability to adequately protect propriety rights including copyrights, trademarks, service marks, trade secret law and contractual restrictions;

– announcements of technological innovations or new services by competitors of the companies held by the Semiconductor HOLDRS^SM Trust;

– announcements by semiconductor companies or their competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

– the ability to integrate or realize projected benefits from acquisitions;

– manufacturing yields;

– changes in government regulations;

– general political and economic conditions such as recession, war or interest rate or currency rate fluctuations;

– the ability of semiconductor companies to successfully introduce new products, develop and maintain a loyal customer base and achieve general market acceptance for their products;

– the cost and timeliness of parts where many semiconductor companies rely on a single supplier or a limited number of suppliers;

– the ability to attract and retain highly skilled technical and managerial personnel;

– reduced demand for end-user products that incorporate semiconductor devices;

– timeliness of research and development, which may be costly and time-consuming;

– underutilization of manufacturing capacity or production overcapacity;

– impurities or other disruptions in the manufacturing processes;

– difficulty in obtaining additional financing;

– the ability to maintain quality control and meet delivery requirements; and

– lines of business unrelated to the semiconductor business in which companies involved in the semiconductor industry are also engaged.

In addition, many semiconductor companies have international operations and derive substantial revenue from international sales. The international operations of many semiconductor companies expose them to risks associated with instability and changes in general economic, social and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business including the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems; differing tax rates, tariffs, exchange controls or other similar restrictions; and reduction in the number or capacity of qualified manufacturing subcontractors in international markets.

The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors

If the Reference Asset is or includes the iShares^® Dow Jones Transportation Average Index Fund:

▸ **RISKS ASSOCIATED WITH THE TRANSPORTATION SECTOR —** The iShares^® Dow Jones Transportation Average Index Fund invests in companies in the transportation sector, which can be significantly affected by economic changes, fuel prices, labor relations, and insurance costs. Transportation companies may also be subject to significant government regulation and oversight, which may adversely affect their businesses.

▶ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® Dow Jones Transportation Average Index Fund are all common stocks of companies generally considered to be involved in the U.S. transportation industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® Dow Jones Transportation Average Index Fund lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the transportation industry would adversely affect the performance of the iShares® Dow Jones Transportation Average Index Fund and, consequently, the value of the notes.

If the Reference Asset is or includes the Energy Select Sector SPDR® Fund:

▶ **RISKS ASSOCIATED WITH THE ENERGY SECTOR —** The Energy Select Sector SPDR® Fund invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Energy Select Sector SPDR® Fund's performance.

▶ **CONCENTRATION OF INVESTMENT IN PARTICULAR SECTOR —** The equity securities held by the Energy Select Sector SPDR® Fund are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

If the Reference Asset is or includes the Health Care Select Sector SPDR® Fund:

▶ **RISKS ASSOCIATED WITH THE HEALTH CARE SECTOR —** The Health Care Select Sector SPDR® Fund invests in companies in the health care sector, which are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care industry are affected by rising costs of medical products, devices and services and the increased emphasis on the delivery of health care through outpatient services. Health care companies are also subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Additionally, the profitability of some health care companies may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector may be subject to regulatory approvals and the process of obtaining such approvals may be long and costly.

▶ **CONCENTRATION OF INVESTMENT IN PARTICULAR SECTOR —** The equity securities held by the Health Care Select Sector SPDR® Fund are issued by companies that are in the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for health care products and services in general.

THE DIAMONDS® TRUST, SERIES 1

The disclosure relating to the DIAMONDS® Trust, Series 1 contained on pages US2-7 through US2-8 relates only to the offering of Notes linked to the Reference Asset containing the DIAMONDS® Trust, Series 1.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the DIAMONDS® Trust, Series 1 or any of the stocks or other securities held by the DIAMONDS® Trust, Series 1. All disclosures contained in this underlying supplement regarding the DIAMONDS® Trust, Series 1, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the DIAMONDS® Trust, Series 1 or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the DIAMONDS® Trust, Series 1.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The DIAMONDS® Trust, Series 1

According to publicly available information, the DIAMONDS® Trust, Series 1 (the "DIA") is an exchange-traded fund designed to generally correspond to the price and yield performance of the Dow Jones Industrial Average℠ (the "DJIA").

The DIA is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940, as amended. The DIA was created to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities consisting of substantially all of the component common stocks, which comprise the Dow Jones Industrial Average. Each unit of fractional undivided interest in the DIA is referred to as a "DIAMOND". Individual DIAMONDS units trade on NYSE Arca, Inc. like any other equity security. The DIA commenced operations on January 14, 1998 upon the initial issuance of 500,000 DIAMONDS in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the DIA. DIAMONDS represent an undivided ownership interest in a portfolio of all of the common stocks of the Dow Jones Industrial Average (such common stocks, "Index Securities").

Information provided to or filed with the Commission by the DIA pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-31247 and 811-09170, respectively.

Because the objective of the Trust is to provide investment results that, before expenses, generally correspond to the price and yield performance of the DJIA, the Portfolio at any time will consist of as many of Index Securities as is practicable. It is anticipated that cash or cash items (other than dividends held for distribution) normally would not be a substantial part of the Trust's net assets. Although the Trust may at any time fail to own certain of Index Securities, the Trust will be substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correspondence between the investment performance of the DJIA and that derived from ownership of DIAMONDS.

The Trustee aggregates certain of these adjustments and makes conforming changes to the Portfolio at least monthly. The Trustee directs its stock transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices or execution of orders. Adjustments are made more frequently in the case of significant changes to the DJIA. Specifically, the Trustee is required to adjust the composition of the Portfolio whenever there is a change in the identity of any Index Security (i.e., a substitution of one security for another) within three (3) Business Days before or after the day on which the change is scheduled to take effect. While other DJIA changes may lead to adjustments in the Portfolio, the most common changes are likely to occur as a result of changes in the Index Securities included in the DJIA and as a result of stock splits. The Trust Agreement sets forth the method of adjustments which may occur thereunder as a result of corporate actions to the DJIA, such as stock splits or changes in the identity of the component stocks.

DIAMONDS Should Closely Track the Value of the Stocks Included in the DJIA.

DIAMONDS intend to provide investment results that, before expenses, generally correspond to the price and yield performance of the DJIA. Current information regarding the value of the DJIA is available from market information services. Dow Jones obtains information for inclusion in, or for use in the calculation of, the DJIA from sources Dow Jones considers reliable. None of Dow Jones, the Sponsor, the Trust, the Trustee, NYSE Arca, Inc. or its affiliates accepts responsibility for or guarantees the accuracy and/or completeness of the DJIA or any data included in the DJIA.

The Trust holds the Portfolio and cash and is not actively "managed" by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of stocks held by the Trust ("Portfolio Securities" or, collectively, "Portfolio") and component stocks of the DJIA, the Trustee adjusts the Portfolio from time to time to conform to periodic changes in the identity and/or relative weightings of Index Securities. The Trustee generally makes these adjustments to the Portfolio within three (3) Business Days (defined below) before or after the day on which changes in the DJIA are scheduled to take effect. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed Portfolio Deposit

effective on any day that the New York Stock Exchange, LLC ("NYSE") is open for business ("Business Day") either prior to, on, or following the day on which the change to the DJIA takes effect after the close of the market.

The value of DIAMONDS fluctuates in relation to changes in the value of the Portfolio. The market price of each individual DIAMONDS may not be identical to the net asset value ("NAV") of such DIAMONDS but, historically, these two valuations have generally been close.

DIAMONDS are Listed and Trade on NYSE Arca, Inc.

DIAMONDS are traded on the Exchange in 100 DIAMOND round lots, but can be traded in odd lots of as little as one DIAMOND.

Description of the Dow Jones Industrial Average[SM]

We have derived all information contained in this underlying supplement regarding the Dow Jones Industrial Average[SM] including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. The Dow Jones Industrial Average[SM] was developed by, and is calculated, maintained and published by Dow Jones & Company, Inc. ("Dow Jones").

The DJIA is a price-weighted index, rather than capitalization weighted. The DJIA is compromised of 30 blue-chip stocks that are generally the leaders in their industry. As of January 6, 2010, 27 companies, or 90.00% of the companies in the DJIA, traded on the New York Stock Exchange and 3 companies, or 10.00% of the companies in the DJIA, traded on The NASDAQ Stock Market. The DJIA is intended to be a measure of the entire U.S. market, except the transportation and utilities industries, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods.

According to Dow Jones, the composition of the DJIA is determined at the discretion of the editors of The Wall Street Journal. There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company's stock to be included in the DJIA, the editors look for a leading industrial company with a successful history of growth and a wide interest among investors. The inclusion of any particular company in the DJIA does not constitute a prediction as to the company's future results of operations or stock market performance. For the sake of continuity, changes to the composition of the DJIA are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire DJIA is reviewed by the editors of The Wall Street Journal. As a result, multiple component changes are often implemented simultaneously.

Changes in the DJIA are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service page "INDU <INDEX>". Information contained in the Dow Jones website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The DJIA does not reflect the payment of dividends on the stocks included in the DJIA.

Computation of the DJIA

The DJIA is a price-weighted index rather than market capitalization-weighted index. In essence, the DJIA consists of one share of each of the 30 stocks included in the DJIA. Thus, the weightings of the components of the DJIA are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

The DJIA is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the DJIA. The divisor is now an arbitrary number that reflects adjustments over time resulting from spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the DJIA. Accordingly, the divisor is no longer equal to the number of components in the DJIA. The divisor value of the DJIA as of January 6, 2010 is 0.132319125.

The formula for calculating a divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C^a_t / \Sigma C_t$$

Where:

D_{t+1} is the divisor to be effective on trading session t+1

D_t is the divisor on trading session t

C^a_t is the components' adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

C_t is the components' closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the DJIA, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the DJIA.

THE POWERSHARES QQQ TRUST^{SM}, SERIES 1

The disclosure relating to the PowerShares QQQ Trust^{SM}, Series 1 contained on pages US2-9 through US2-12 relates only to the offering of Notes linked to the Reference Asset containing the PowerShares QQQ Trust^{SM}, Series 1.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the PowerShares QQQ Trust^{SM}, Series 1 or any of the stocks or other securities held by the PowerShares QQQ Trust^{SM}, Series 1. All disclosures contained in this underlying supplement regarding the PowerShares QQQ Trust^{SM}, Series 1, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the PowerShares QQQ Trust^{SM}, Series 1 or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the PowerShares QQQ Trust^{SM}, Series 1.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the PowerShares QQQ Trust^{SM}, Series 1

The PowerShares QQQ Trust^{SM}, Series 1 is an unit investment trust created pursuant to a trust indenture and agreement (the "Trust Agreement") dated as of March 4, 1999, as amended by Amendment No. 1 to the Trust Agreement dated as of March 21, 2007, and is governed by a standard terms and conditions of trust between The Bank of New York Mellon, (the "Trustee"), and Nasdaq Global Funds, the predecessor sponsor to Invesco PowerShares Capital Management LLC (the "Sponsor"), dated and executed as of March 1, 1999, as amended by Amendment No. 1 to the Terms and Conditions dated as of April 17, 2001, by Amendment No. 2 to the Terms of Conditions, dated as of February 4, 2004 and Amendment No. 3 to the Terms and Conditions, dated as of January 24, 2006. The PowerShares QQQ Trust^{SM}, Series 1 was created to provide investors with the opportunity to purchase units of beneficial interest in the PowerShares QQQ Trust^{SM}, Series 1 representing proportionate undivided interests in the portfolio of securities held by the PowerShares QQQ Trust^{SM}, Series 1, which consists of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index. This section is just a summary of the PowerShares QQQ Trust^{SM}, Series 1. Information filed by the PowerShares QQQ Trust^{SM}, Series 1 with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file numbers 811-08947 and 333-61001 on the SEC's website at http://www.sec.gov.

The PowerShares QQQ Trust^{SM}, Series 1 issues securities called PowerShares QQQ Index Tracking Stock (the "PowerShares QQQ Shares"), which are listed for trading on the Nasdaq Global Market tier of Nasdaq under the symbol "QQQQ."

Description of the underlying shares

The PowerShares QQQ Trust^{SM}, Series 1, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as PowerShares QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value ("NAV") and (b) lists the shares individually for trading on Nasdaq at prices established throughout the trading day, like any other listed equity security trading in the secondary market on Nasdaq. The PowerShares QQQ Shares held by the PowerShares QQQ Trust^{SM}, Series 1 consist of a portfolio of equity securities portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the "Portfolio"). The investment objective of the PowerShares QQQ Trust^{SM}, Series 1 is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®.

The PowerShares QQQ Trust^{SM}, Series 1, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the PowerShares QQQ Trust^{SM}, Series 1 (the "Securities") and the stocks in the Nasdaq-100 Index®, the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the Nasdaq-100 Index®.

The sponsor of the PowerShares QQQ Trust^{SM}, Series 1 makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the income net of expense amount effective through and including the previous business day per outstanding PowerShares QQQ Share. The sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the Nasdaq-100 Index® intra-day every 15 seconds on every business day in which the Nasdaq Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor elects to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself

result in a halt in the trading of PowerShares QQQ Shares on Nasdaq. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Description of the NASDAQ-100 Index[®]

We have derived all information contained in this underlying supplement regarding the NASDAQ-100 Index[®] including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, The NASDAQ OMX Group, Inc. ("Nasdaq"). The NASDAQ-100 Index[®] was developed by, and is calculated, maintained and published by Nasdaq.

The NASDAQ-100 Index[®], which we refer to as the "Nasdaq Index," was first published in January 1985 and includes companies across a variety of major industry groups. The Nasdaq Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. Current information regarding the market value of the Nasdaq Index is available from Nasdaq as well as numerous market information services.

The Nasdaq Index shares weights of the component securities of the Nasdaq Index at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the Nasdaq Index is directly proportional to the value of its Nasdaq Index share weight.

Computation of the Nasdaq Index

Underlying Stock Eligibility Criteria and Annual Ranking Review Initial Eligibility Criteria To be eligible for initial inclusion in the Nasdaq Index, a security must be listed on the Nasdaq and meet the following criteria:

▶ the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

▶ the security must be of a non-financial company;

▶ the security may not be issued by an issuer currently in bankruptcy proceedings;

▶ the security must have an average daily trading volume on the Nasdaq of at least 200,000 shares;

▶ if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

▶ only one class of security per issuer is allowed;

▶ the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being Nasdaq Index eligible;

▶ the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

▶ the security must have seasoned on the Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

▶ if the security would otherwise qualify to be in the top 25% of the securities included in the Nasdaq Index by market capitalization for the six prior consecutive month ends, then a one-year seasoning criteria would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Nasdaq Index, the following criteria apply:

▶ the security must be listed on The Nasdaq National Market (unless the security was maintained that listing);

▶ the security must be of a non-financial company;

▶ the security may not be issued by an issuer currently in bankruptcy proceedings;

▶ the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process;

▶ if the security is of a foreign issuer, it must have listed options or be eligible for listed options

▶ trading, as measured annually during the ranking review process;

▶ the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Nasdaq Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Nasdaq Index effective after the close of trading on the third Friday of the following month; and

▶ the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These Nasdaq Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the Securities. The Nasdaq Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the "Ranking Review"). Securities listed on the Nasdaq Stock Market which meet the applicable eligibility criteria are ranked by market value. Nasdaq Index-eligible securities which are already in the Nasdaq Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Nasdaq Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Nasdaq Index-eligible securities not currently in the Nasdaq Index that have the largest market capitalization. The data used in the ranking includes end of October NASDAQ market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December, and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year a Nasdaq Index security is no longer traded on the Nasdaq, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Nasdaq Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq Index and meeting the Nasdaq Index eligibility criteria listed above.

In addition to the Ranking Review, the securities in the Nasdaq Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change is made to the Nasdaq Index on the evening prior to the effective date of that corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the Nasdaq Index share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those Nasdaq Index securities. Ordinarily, whenever there is a change in the Nasdaq Index share weights or a change in a component security included in the Nasdaq Index, the Nasdaq adjusts the divisor to assure that there is no discontinuity in the level of the Nasdaq Index that might otherwise be caused by any of those changes.

Rebalancing of the NASDAQ Index

The Nasdaq Index is calculated under a modified capitalization-weighted methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq Index by a few large stocks); (3) reduce Nasdaq Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Nasdaq Index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the Nasdaq Index securities are categorized as either Large Stocks or Small Stocks depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq Index is 1.0%).

This quarterly examination will result in a Nasdaq Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Nasdaq Index security must be less than or equal to 24.0% and (2) the collective weight of those Nasdaq Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Nasdaq Index. If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Nasdaq Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Nasdaq Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Nasdaq Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their collective weight exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the collective weight, so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stocks relative ranking among the Small Stocks such that the smaller the Nasdaq Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average Nasdaq Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the Nasdaq Index securities are set, the Nasdaq Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the Nasdaq Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the Nasdaq Index divisor will be made to ensure continuity of the Nasdaq Index. Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Nasdaq Index components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

THE ISHARES® MSCI MEXICO INVESTABLE MARKET INDEX FUND

The disclosure relating to the iShares® MSCI Mexico Investable Market Index Fund contained on pages US2-13 through US2-14 relates only to the offering of Notes linked to the Reference Asset containing the iShares® MSCI Mexico Investable Market Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI Mexico Investable Market Index Fund or any of the stocks or other securities held by the iShares® MSCI Mexico Investable Market Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI Mexico Investable Market Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI Mexico Investable Market Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI Mexico Investable Market Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the iShares® MSCI Mexico Investable Market Index Fund

We have derived all information contained in this free writing prospectus regarding the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The reference asset is an investment portfolio maintained and managed by iShares®, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the reference asset. The shares of the reference asset are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EWW".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the securities, you should undertake an independent investigation of the reference asset as in your judgment is appropriate to make an informed decision with respect to an investment in the reference asset shares.

Investment Objective and Strategy

The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the largest and most liquid Mexican companies, as measured by the underlying index. The underlying index was developed by MSCI Inc. ("MSCI") to represent the performance of the Mexican market that is available to international investors.

The reference asset uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the underlying index. The reference asset will at all times invest at least 90% of its assets in the securities of the underlying index and ADRs based on securities of the underlying index, and may invest the remainder of its assets in securities not held by the underlying index, but which BFA believe will help the reference asset track the underlying index. The reference asset also may invest its other assets in futures contracts, options on futures contracts, options and swaps related to the underlying index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

Representative Sampling

The reference asset pursues a "representative sampling" strategy in attempting to track the performance of the underlying index, and generally does not hold all of the equity securities held by the underlying index. The reference asset invests in a representative sample of securities in the underlying index, which have a similar investment profile as the underlying index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the reference asset is an actual investment portfolio. The performance of the reference asset and the underlying index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The reference asset will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the underlying index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Mexico MXMX Index

All information in this free writing prospectus regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "underlying index sponsor"). The underlying index sponsor owns the copyright and all other rights to the underlying index. The underlying index has no obligation to continue to publish, and may discontinue publication of, the underlying index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the underlying index is not an indication of future performance. Future performance of the underlying index may differ significantly from historical performance, either positively or negatively.

The underlying index is published by MSCI and is intended to measure the performance of equity markets in Mexico. The underlying index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial price of 100. Component companies must meet objective criteria for inclusion in the underlying index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The underlying index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The underlying index is published by Bloomberg under the index symbol "MXMX".

The underlying index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

i. Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

   – Updating the indices on the basis of a fully refreshed Equity Universe.

   – Taking buffer rules into consideration for migration of securities across size and style segments.

   – Updating FIFs and Number of Shares ("NOS").

ii. Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

   – Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

   – Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

   – Reflecting the impact of significant market events on FIFs and updating NOS.

iii. Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

THE ISHARES® MSCI BRAZIL INDEX FUND

The disclosure relating to iShares® MSCI Brazil Index Fund contained on pages US2-15 through US2-16 relates only to the offering of Notes linked to the Reference Asset containing the iShares® MSCI Brazil Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI Brazil Index Fund or any of the stocks or other securities held by the iShares® MSCI Brazil Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI Brazil Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI Brazil Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI Brazil Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the iShares® MSCI Brazil Index Fund

We have derived all information contained in this free writing prospectus regarding the EWZ, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EWZ is an investment portfolio maintained and managed by iShares® Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the reference asset. The shares of the EWZ are listed and trade at market prices on the New York Stock Exchange under the exchange trading symbol "EWZ".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI Brazil Index, which is the underlying index of EWZ, is calculated by or on behalf of MSCI Inc. ("MSCI"). MSCI does not issue, sponsor, endorse, sell or promote the EWZ. MSCI makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. MSCI has no obligation or liability in connection with the operation, marketing or sale of the securities.

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Brazil Index, and generally does not hold all of the equity securities included in the MSCI Brazil Index. The EWZ invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The EWZ will generally invest at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts ("DRs") based on securities of the MSCI Brazil Index, and at least 80% of its assets in the securities of the MSCI Brazil Index or in securities included in the Brazilian market, but not in the MSCI Brazil Index. The EWZ may invest its other assets in futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA.

Correlation

The underlying index is a theoretical financial calculation, while the EWZ is an actual investment portfolio. The performance of the EWZ and the MSCI Brazil Index will vary somewhat due to transaction costs, foreign currency valuation, asset valuation, corporate actions (such as mergers and spin-offs) and timing variances, and differences between the EWZ's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the EWZ but not to the MSCI Brazil Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EWZ, which uses a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EWZ will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI Brazil Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Brazil MXBR Index

All information in this free writing prospectus regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Brazil Index sponsor"). The MSCI Brazil Index sponsor owns the copyright and all other rights to the MSCI Brazil Index. The MSCI Brazil Index has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Brazil Index is not an indication of future performance. Future performance of the MSCI Brazil Index may differ significantly from historical performance, either positively or negatively.

The MSCI Brazil Index is published by MSCI and is intended to measure the performance of equity markets in Brazil. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Brazil Index is published by Bloomberg under the index symbol "MXBR".

The MSCI Brazil Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Standard Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Maintenance

The MSCI Standard Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

i. Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

   – Updating the indices on the basis of a fully refreshed Equity Universe.

   – Taking buffer rules into consideration for migration of securities across size and style segments.

   – Updating FIFs and Number of Shares ("NOS").

ii. Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

   – Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

   – Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

   – Reflecting the impact of significant market events on FIFs and updating NOS.

iii. Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

THE ISHARES® MSCI EMERGING MARKETS INDEX FUND

The disclosure relating to the iShares MSCI Emerging Markets Index Fund contained on pages US2-17 through US2-19 relates only to the offering of Notes linked to the Reference Asset containing the iShares MSCI Emerging Markets Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI Emerging Markets Index Fund or any of the stocks or other securities held by the iShares® MSCI Emerging Markets Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI Emerging Markets Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI Emerging Markets Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI Emerging Markets Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the iShares™ MSCI Emerging Markets Index Fund

HSBC has derived all information relating to the EEM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the EEM. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the EEM at any time.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. HSBC makes no representation or warranty as to the accuracy or completeness of such information.

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The EEM uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the EEM may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. The investment advisor to the iShares® MSCI Emerging Markets Index Fund is in transition. For more information, see the risk factor entitled "Transition of the Investment Advisor of EFA and EEM". The investment advisor will not charge portfolio management fees on that portion of the EEM's assets invested in shares of other iShares funds.

Your investment is linked to the basket which consists of the index funds. Any information relating to the underlying index is only relevant to understanding what the index fund seeks to replicate.

The MSCI Emerging Markets Index is calculated, published and disseminated daily by MSCI Inc., a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected emerging markets countries.

Representative Sampling

BlackRock Fund Advisors ("BFA"), the investment advisor to the EEM, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

Correlation

The EEM is an actual investment portfolio. The performance of the EEM and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EEM will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the EEM will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Holdings Information

As of November 30, 2009, 99.81% of the iShares® MSCI Emerging Markets Index Fund's holdings consisted of equity securities, 0.12% consisted of cash and 0.06% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Emerging Markets Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of November 30, 2009

Company	Percentage of Total Holdings
SAMSUNG ELECTR-GDR REGS 144A	3.62%
PETROLEO BRASILEIRO S.A.-ADR	2.76%
TAIWAN SEMICONDUCTOR-SP ADR	2.72%
BANCO ITAU HOLDING FINANCEIRA SA - ADR	2.70%
PETROLEO BRASILEIRO S.A.-ADR	2.38%
POSCO-ADR	2.36%
CHINA MOBILE LTD	1.80%
HDFC BANK LTD-ADR	1.79%
KB FINANCIAL GROUP INC-ADR	1.75%
BANCO BRADESCO-SPONSORED ADR	1.75%

Top holdings by sector as of November 30, 2009

Sector	Percentage of Total Holdings
Financials	25.44%
Energy	15.28%
Materials	14.94%
Information Technology	14.51%
Telecommunication Services	9.73%
Industrials	5.13%
Consumer Staples	4.35%
Consumer Discretionary	4.29%
Utilities	3.72%
Health Care	2.00%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any free writing prospectus or pricing supplement.

Description of the MSCI Emerging Markets Index

We have derived all information contained in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by its sponsor MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index.

The MSCI Emerging Markets Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, including the MSCI Emerging Markets Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi cap approach to an approach targeting exhaustive coverage with non overlapping size and style segments. On May 30, 2008, the MSCI Standard Indices (which include the MSCI Emerging Markets Index) and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below. The enhanced MSCI

Standard Indices are now composed of the MSCI Large Cap and Mid Cap Indices. The former MSCI Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

The MSCI Emerging Markets Index Calculation

The performance of the MSCI Emerging Markets Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI Emerging Markets Index has a base date of December 31, 1987. As of January 6, 2010, the MSCI Emerging Markets Index consisted of the following 22 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

THE ISHARES[®] MSCI EAFE INDEX FUND

The disclosure relating to the iShares MSCI EAFE Index Fund contained on pages US2-19 through US2-22 relates only to the offering of Notes linked to the Reference Asset containing iShares[®] MSCI EAFE Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares[®] MSCI EAFE Index Fund or any of the stocks or other securities held by the iShares[®] MSCI EAFE Index Fund. All disclosures contained in this underlying supplement regarding the iShares[®] MSCI EAFE Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares[®] MSCI EAFE Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares[®] MSCI EAFE Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the iShares[®] MSCI EAFE Index Fund

HSBC has derived all information contained in this free writing prospectus regarding the EFA, including, without limitation, its make-up, method of calculation and changes in its components or components of the MSCI EAFE[®] Index, from publicly available sources. The information reflects the policies of and is subject to change by iShares[®] Trust ("iShares[®] Trust").

Information provided to or filed with the SEC by iShares[®] Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. HSBC makes no representation or warranty as to the accuracy or completeness of such information.

The EFA seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE[®] Index, which is the underlying index of the EFA. EFA uses a representative sampling strategy to try to track the MSCI EAFE[®] Index. The primary exchange for shares of the EFA is NYSE Arca, Inc. The investment advisor to the EFA is in transition. For more information, see the risk factor entitled "Transition of the Investment Advisor of EFA and EEM".

Your investment is linked to the basket which consists of the index funds. Any information relating to the underlying index is only relevant to understanding what the index fund seeks to replicate.

The MSCI EAFE[®] Index is calculated, published and disseminated daily by MSCI Inc., a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected countries in Europe, Australasia (Australia and Asia) and the Far East.

Representative Sampling

BlackRock Fund Advisors ("BFA"), the investment adviser to the iShares[®] MSCI EAFE Index Fund, employs a technique known as representative sampling to track the MSCI EAFE[®] Index. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the MSCI EAFE[®] Index that collectively has an investment profile similar to the MSCI EAFE[®] Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the MSCI EAFE[®] Index. The Fund may or may not hold all of the securities that are included in the MSCI EAFE[®] Index.

The Fund generally will invest at least 90.00% of its assets in the securities of its MSCI EAFE[®] Index or in American Depositary Receipts, or other depositary receipts representing securities in the MSCI EAFE[®] Index. The Fund may invest the remainder of its assets in securities not included in the MSCI EAFE[®] Index, but which BFA believes will help the Fund track the MSCI EAFE[®] Index.

Correlation

The MSCI EAFE[®] Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the MSCI EAFE[®] Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund's portfolio and the MSCI EAFE[®] Index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the MSCI EAFE[®] Index) or representative sampling.

Industry Concentration Policy

The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI EAFE[®] Index is so concentrated.

Holdings Information

As of November 30, 2009, 99.41% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.58% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI EAFE Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of November 30, 2009

Company	Percentage of Total Holdings
HSBC HOLDINGS PLC	2.00%
BP PLC	1.76%
NESTLE SA-REG	1.71%
BANCO SANTANDER SA	1.36%
TOTAL SA	1.31%
BHP BILLITON LTD	1.27%
TELEFONICA SA	1.22%
NOVARTIS AG-REG	1.18%
VODAFONE GROUP PLC	1.17%
ROCHE HOLDING AG-GENUSSCHEIN	1.15%

Top holdings by sector as of November 30, 2009

Sector	Percentage of Total Holdings
Financials	25.54%
Industrials	11.17%
Materials	14.94%
Consumer Staples	10.01%
Consumer Discretionary	9.48%
Energy	8.31%
Health Care	8.30%
Telecommunication Services	5.95%
Utilities	5.85%
Information Technology	4.60%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any free writing prospectus or pricing supplement.

Description of the MSCI EAFE Index

We have derived all information contained in this document regarding the MSCI EAFE Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI EAFE Index is a stock index calculated, published and disseminated daily by its sponsor MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE Index.

The MSCI EAFE Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance of publicly traded securities in the European, Australasian and Far Eastern markets.

MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, including the MSCI EAFE Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi cap approach to an approach targeting exhaustive coverage with non overlapping size and style segments. On May 30, 2008, the MSCI Standard Indices (which include the MSCI EAFE Index) and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below. The enhanced MSCI Standard Indices are now composed of the MSCI Large Cap and Mid Cap Indices. The former MSCI Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

The MSCI EAFE Index Calculation

The performance of the MSCI EAFE Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI EAFE Index has been calculated since December 31, 1969. As of January 6, 2010, the MSCI EAFE Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

THE SPDR TRUST SERIES 1

The disclosure relating to the SPDR Trust Series 1 contained on pages US2-23 through US2-25 relates only to the offering of Notes linked to the Reference Asset containing the SPDR Trust Series 1.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the SPDR Trust Series 1 or any of the stocks or other securities held by the SPDR Trust Series 1. All disclosures contained in this underlying supplement regarding the SPDR Trust Series 1, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the SPDR Trust Series 1 or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the SPDR Trust Series 1.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the SPDR Trust Series 1

HSBC has derived all information contained in this free writing prospectus regarding the SPY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, State Street Bank and Trust Company, as trustee of the SPY ("SSBTC"), and PDR Services LLC (wholly owned by NYSE Euronext), as sponsor of the SPY. The SPY is a unit investment trust that issues securities called "Standard & Poor's Depositary Receipts" or "SPDRs." The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY." HSBC makes no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The SPY is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the underlying index for SPY. Information provided to or filed with the SEC by the SPY pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the SPY, SSBTC and PDR Services LLC, please see the Prospectus dated February 24, 2009, with the Supplement dated October 30, 2009, of the SPY. In addition, information about the SPY, SSBTC and PDR Services LLC may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPY website. HSBC makes no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The SPY's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the SPY and the component stocks of the S&P 500® Index, SSBTC adjusts the holdings of the SPY from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the SPY at least monthly or more frequently in the case of significant changes to the S&P 500® Index. Any change in the identity or weighting of a component stock will result in a corresponding adjustment to the prescribed holdings of the SPY effective on any day that the New York Stock Exchange is open for business following the day on which the change to the S&P 500® Index takes effect after the close of the market. The value of SPDRs fluctuates in relation to changes in the value of the holdings of the SPY. The market price of each individual SPDR may not be identical to the net asset value of such SPDR.

Although the SPY may at any time fail to own certain of the component stocks, the SPY will be substantially invested in the component stocks. It is possible that, for a short period of time, the SPY may not fully replicate the performance of the S&P 500® Index due to temporary unavailability of certain component securities in the secondary market or due to other extraordinary circumstances. In addition, the SPY is not able to replicate exactly the performance of the S&P 500® Index because the total return generated by the SPY's portfolio of stocks and cash is reduced by the expenses of the SPY and transaction costs incurred in adjusting the actual balance of the SPY's portfolio.

Description of the S&P 500® Index

We have derived all information relating to the S&P 500® Index (the "SPX"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX

We have derived all information contained in this underlying supplement regarding the SPX including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). The SPX was developed by, and is calculated, maintained and published by S&P.

The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the approximate percentage of the market capitalization of the Index included in each group as of January 5, 2010 indicated in parentheses: Consumer Discretionary (9.52%), Consumer Staples (11.24%), Energy (11.67%), Financials (14.64%), Health Care (12.49%), Industrials (10.26%), Information Technology (19.77%), Materials (3.65%), Telecommunication Services (3.16%) and Utilities (3.60%). Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

i.   the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

ii. the market values of all component stocks as of that time are aggregated;

iii. the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

iv. the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

v.   the current aggregate market value of all component stocks is divided by the base value; and

vi. the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

▶   the issuance of stock dividends,

▶   the granting to shareholders of rights to purchase additional shares of stock,

▶   the purchase of shares by employees pursuant to employee benefit plans,

▶   consolidations and acquisitions,

▶   the granting to shareholders of rights to purchase other securities of the company,

▶   the substitution by S&P of particular component stocks in the SPX, and

▶   other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and a SPX component's market value.

THE MARKET VECTORS GOLD MINERS ETF

The disclosure relating to the Market Vectors Gold Miners ETF contained on pages US2-26 through US2-29 relates only to the offering of Notes linked to the Reference Asset containing Market Vectors Gold Miners ETF.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Market Vectors Gold Miners ETF or any of the stocks or other securities held by the Market Vectors Gold Miners ETF. All disclosures contained in this underlying supplement regarding the Market Vectors Gold Miners ETF, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Market Vectors Gold Miners ETF or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Market Vectors Gold Miners ETF.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the Market Vectors Gold Miners ETF

We have derived all information regarding the Market Vectors Gold Miners ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors™ ETF Trust (the "Market Vectors Trust"), Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). The Market Vectors Gold Miners ETF is an investment portfolio maintained and managed by the Market Vectors Trust. Van Eck is the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF is an exchange-traded fund that trades on the NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "GDX." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Market Vectors Trust as of September 30, 2009 consisted of 28 investment portfolios including the Market Vectors Gold Miners ETF. Information provided to or filed with the SEC by the Market Vectors Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Market Vectors Gold Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of NYSE Arca Gold Miners Index. The Market Vectors Gold Miners ETF normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. The NYSE Arca Gold Miners Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and ADRs of publicly traded companies involved primarily in mining for gold.

As of September 30, 2009, the Market Vectors Gold Miners ETF holdings by country consisted of the following 6 countries: Australia, Canada, Peru, South Africa, the United Kingdom and the United States. In addition, as of such date, the Market Vectors Gold Miners ETF's three largest holdings by country were Canada, South Africa, and the United States. Its three largest index constituents were Barrick Gold Corp., Goldcorp, Inc. and Newmont Mining Corp.

The Market Vectors Gold Miners ETF uses a "passive" or indexing investment approach to try to track the NYSE Arca Gold Miners Index. Generally, the Market Vectors Gold Miners ETF will hold all of the securities which comprise the NYSE Arca Gold Miners Index in proportion to their weightings in the NYSE Arca Gold Miners Index. The Market Vectors Gold Miners ETF normally invests at least 95% of its total assets in securities that comprise the NYSE Arca Gold Miners Index. A lesser percentage may be so invested to the extent that Van Eck needs additional flexibility to comply with the requirements of the Internal Revenue Code and other regulatory requirements. Under various circumstances, it may not be possible or practicable to purchase all of those securities in these weightings. In these circumstances, the Market Vectors Gold Miners ETF may purchase a sample of securities in the NYSE Arca Gold Miners Index. There also may be instances in which the Van Eck may choose to overweight another security in the NYSE Arca Gold Miners Index, purchase securities not in the NYSE Arca Gold Miners Index which the Van Eck believes are appropriate to substitute for certain securities in the NYSE Arca Gold Miners Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The Market Vectors Gold Miners ETF may sell securities that are represented in the NYSE Arca Gold Miners Index in anticipation of their removal from the NYSE Arca Gold Miners Index or purchase securities not represented in the NYSE Arca Gold Miners Index in anticipation of their addition to the NYSE Arca Gold Miners Index.

Correlation

The NYSE Arca Gold Miners Index is a theoretical financial calculation, while the Market Vectors Gold Miners ETF is an actual investment portfolio. The performance of the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Market Vectors Gold Miners ETF, using a "passive" or indexing investment approach, can be expected to have a greater tracking error than a fund using replication strategy.

Holdings Information

The Market Vectors Gold Miners ETF normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. This 80% investment policy is non-fundamental and requires 60 days' prior written notice to shareholders before it can be changed. The following tables summarize the Market Vectors Gold Miners ETF's top holdings in individual companies and by market capitalization as of such date.

Top Index Constituents as of January 8, 2010

Company	Percentage of Total Holdings
BARRICK GOLD CORP. (ABX)	16.05%
GOLDCORP, INC. (GG)	12.33%
NEWMONT MINING CORP. (NEM)	9.58%
ANGLOGOLD ASHANTI LTD. (AU)	6.31%
KINROSS GOLD CORP. (KGC)	5.60%
COMPANIA DE MINAS BUENAVENTURA SA (BVN)	4.78%
YAMANA GOLD, INC. (AUY)	4.47%
ELDORADO GOLD CORP. (EGO)	4.35%
AGNICO-EAGLE MINES LTD	4.26%
RANDGOLD RESOURCES LTD. (GOLD)	4.24%
GOLD FIELDS LTD. (GFI)	4.23%
LIHIR GOLD LTD	4.15%
IAMGOLD CORP	3.47%
SILVER WHEATON CORP	3.26%
HARMONY GOLD MINING CO LTD	2.60%

Top holdings by market capitalization as of September 30, 2009

Size	Percentage of Total Holdings
LARGE (> 5.0B)	77.0%
MEDIUM (1.0 > 5.0B)	19.9%
SMALL (< 1.0B)	3.1%

The information above was compiled from the Market Vectors Trust's website. We make no representation or warranty as to the accuracy of the information above.

Description of the NYSE Arca Gold Miners Index

We have derived all information contained in this term sheet regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the NYSE Arca. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is reported by Bloomberg under the ticker symbol "GDM."

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

Index Calculation

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

i. the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

ii. the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Market Vectors Gold Miners ETF. Large stocks are defined as having a Underlying Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and

iii. the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Underlying Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the NYSE Arca Gold Miners Index are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the NYSE Arca Gold Miners Index; the index divisor may be adjusted to ensure that there are no changes to the index price as a result of non-market forces.

THE OIL SERVICE HOLDRS^{SM} TRUST

The disclosure relating to the Oil Service HOLDRS^{SM} Trust contained on pages US2-30 through US2-31 relates only to the offering of Notes linked to the Reference Asset containing Oil Service HOLDRS^{SM} Trust.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Oil Service HOLDRS^{SM} Trust or any of the stocks or other securities held by the Oil Service HOLDRS^{SM} Trust. All disclosures contained in this underlying supplement regarding the Oil Service HOLDRS^{SM} Trust, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Oil Service HOLDRS^{SM} Trust or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Oil Service HOLDRS^{SM} Trust.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the Oil Service HOLDRS^{SM} Trust

The Oil Service Holding Company Depositary Receipts or Oil Services HOLDRS^{SM} Trust was formed under the depositary trust agreement, dated as of February 6, 2001 among The Bank of New York Mellon, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of the Oil Service HOLDRS. The trust is not a registered investment company under the Investment Company Act of 1940. Information filed by the OIH with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file number 001-16311 on the SEC's website at http://www.sec.gov. In addition, information about the OIH may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the HOLDRS^{SM} website. Information contained in the HOLDRS^{SM} website is not incorporated by reference in, and should not be considered a part of this document or any free writing prospectus or pricing supplement.

The number of shares of each company's common stock currently held by the trust with respect to each round-lot of Oil Service HOLDRS is specified under "Highlights of Oil Service HOLDRS—The Oil Service HOLDRS." This group of common stocks, and the securities of any company that may be added to the Oil Service HOLDRS, are collectively referred to in this prospectus as the underlying securities. There are currently 18 companies included in the Oil Service HOLDRS, which may change as a result of reconstitution events, distributions of securities by underlying issuers or other events. The Oil Service HOLDRS are separate from the underlying common stocks that are represented by the Oil Service HOLDRS. On August 9, 2007, there were 15,747,900 Oil Service HOLDRS outstanding.

The Oil Service HOLDRS trust was formed pursuant to the depositary trust agreement, dated as of February 6, 2001. The Bank of New York Mellon is the trustee. The Oil Service HOLDRS Trust is not a registered investment company under the Investment Company Act of 1940.

The Oil Service HOLDRS trust is intended to hold deposited shares for the benefit of owners of Oil Service HOLDRS. The trustee will perform only administrative and ministerial acts. The property of the trust consists of the underlying securities and all monies or other property, if any, received by the trustee. The trust will terminate on December 31, 2041, or earlier if a termination event occurs.

The trust has issued Oil Service HOLDRS under the depositary trust agreement described in this prospectus under the heading "Description of the Depositary Trust Agreement." The trust may issue additional Oil Service HOLDRS on a continuous basis when an investor deposits the requisite underlying securities with the trustee.

You may only acquire, hold, trade and surrender Oil Service HOLDRS in a round-lot of 100 Oil Service HOLDRS and round-lot multiples. The trust will only issue Oil Service HOLDRS upon the deposit of the whole shares of underlying securities that are represented by a round-lot of 100 Oil Service HOLDRS. In the event of a stock split, reverse stock split, or other distribution by the issuer of an underlying security that results in a fractional share becoming represented by a round-lot of Oil Service HOLDRS, the trust may require a minimum of more than one round-lot of 100 Oil Service HOLDRS for an issuance so that the trust will always receive whole share amounts for issuance of Oil Service HOLDRS.

Oil Service HOLDRS will represent your individual and undivided beneficial ownership interest in the common stock of the specified underlying securities. The companies selected as part of this receipt program are listed above in the section entitled "Highlights of Oil Service HOLDRS—The Oil Service HOLDRS."

Beneficial owners of Oil Service HOLDRS will have the same rights and privileges as they would have if they beneficially owned the underlying securities in "street name" outside of the trust. These include the right of investors to instruct the trustee to vote the common stock, to receive dividends and other distributions on the underlying securities, if any are declared and paid to the trustee by an issuer of an underlying security, and the right to cancel Oil Service HOLDRS to receive the underlying securities. See "Description of the Depositary Trust Agreement." Oil Service HOLDRS are not intended to change your beneficial ownership in the underlying securities under federal securities laws, including sections 13(d) and 16(a) of the Securities Exchange Act of 1934, referred to herein as the Exchange Act.

The trust will not publish or otherwise calculate the aggregate value of the underlying securities represented by a receipt. Oil Service HOLDRS may trade in the secondary market at prices that are lower than the aggregate value of the corresponding underlying securities. If, in such case, an owner of Oil Service HOLDRS wishes to realize the dollar value of the underlying securities, that owner will have to cancel the Oil Service HOLDRS. Such cancellation will require payment of fees and expenses as described in "Description of the Depositary Trust Agreement—Withdrawal of underlying securities."

Oil Service HOLDRS are evidenced by one or more global certificates that the trustee has deposited with DTC and registered in the name of Cede & Co., as nominee for DTC. Oil Service HOLDRS are available only in book-entry form. Owners of Oil Service HOLDRS hold their Oil Service HOLDRS through DTC, if they are participants in DTC, or indirectly through entities that are participants in DTC.

Description of the Oil Service HOLDRS Index

The American Stock Exchange® (Amex®) first published the Oil Service HOLDRS Index (Ticker Symbol: OXH) on Wednesday, February 7, 2001. The index is published every 15 seconds between approximately 9:30 AM and 4:00 PM.

The Oil Service HOLDRS Index (OXH) is a per share value of the securities underlying one share of Oil Service HOLDRS, which trade on the AMEX under the symbol OIH. The OXH Index is calculated based on the securities underlying a round lot of Oil Service HOLDRS, adjusted to reflect the value for one share of OIH. The Oil Service HOLDRS Index currently includes 19 companies that, among other things, provide drilling, well-site management and related products and services for the oil service industry.

Selection Criteria

The underlying securities are the common stocks of a group of specified companies that, at the time of selection, among other things, provided drilling, well-site management and related products and services for the oil service industry and whose common stock is registered under section 12 of the Securities Exchange Act. The issuers of the underlying securities were, at the time of selection, considered to be among the largest, most liquid companies involved in the oil service industry as measured by market capitalization and trading volume. The companies initially included in the Oil Service HOLDRS also met the following minimum selection criteria as of December 12, 2000:

▶ Market capitalization equal to or greater than $500 million;

▶ Average daily trading volume of at least 100,000 shares over the 60 trading days before December 12, 2000;

▶ Average daily dollar volume (that is, the average daily trading volume multiplied by the average closing price over the 60 day period prior to December 12, 2000) of at least $5 million over the 60 trading days before December 12, 2000; and

▶ A trading history of at least 90 calendar days.

The market capitalization of a company is determined by multiplying the market price of its common stock by the number of its outstanding shares of common stock. In determining whether a company was to be considered for inclusion in the Oil Service HOLDRS, Merrill Lynch, Pierce, Fenner & Smith Incorporated examined available public information about the company, including analysts' reports and other independent market sources. The ultimate determination of the inclusion of the specified companies, however, rested solely within the discretion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Oil Service HOLDRS may no longer consist exclusively of securities issued by companies involved in various segments of the oil service industry. In addition, as a result of a reconstitution event, a distribution of securities, or other event the securities of a non-oil service company may be included in the Oil Service HOLDRS. Merrill Lynch, Pierce, Fenner & Smith Incorporated will determine, in its sole discretion, whether the issuer of a particular underlying security continues to have a leading market capitalization and will undertake to make adequate disclosure when necessary.

THE ISHARES[®] DOW JONES U.S. REAL ESTATE INDEX FUND

The disclosure relating to iShares[®] Dow Jones U.S. Real Estate Index Fund contained on pages US2-32 through US2-35 relates only to the offering of Notes linked to the Reference Asset containing the iShares[®] Dow Jones U.S. Real Estate Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares[®] Dow Jones U.S. Real Estate Index Fund or any of the stocks or other securities held by the iShares[®] Dow Jones U.S. Real Estate Index Fund. All disclosures contained in this underlying supplement regarding the iShares[®] Dow Jones U.S. Real Estate Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares[®] Dow Jones U.S. Real Estate Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares[®] Dow Jones U.S. Real Estate Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

Description of the iShares[®] Dow Jones U.S. Real Estate Index Fund

We have derived all information regarding the iShares[®] Dow Jones U.S. Real Estate Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares[®] Trust ("iShares[®] Trust") or its investment advisor. The iShares[®] Dow Jones U.S. Real Estate Index Fund is an investment portfolio maintained and managed by iShares[®] Trust. BlackRock Fund Advisors ("BFA") is currently the investment adviser to the iShares[®] Dow Jones U.S. Real Estate Index Fund.

The iShares[®] MSCI Emerging Markets Index Fund is an exchange-traded fund that trades on the NYSE Arca Inc. under the ticker symbol "IYR." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares[®] Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares[®] Dow Jones U.S. Real Estate Index Fund. Information provided to or filed with the SEC by iShares[®] Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares[®] Trust, the iShares[®] Dow Jones U.S. Real Estate Index Fund and its advisor, please see the prospectus, dated September 1, 2009. In addition, information about iShares[®] Trust and the iShares[®] U.S. Real Estate Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares[®] Trust website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares[®] Trust website is not incorporated by reference in, and should not be considered a part of, this document or any free writing prospectus or pricing supplement.

Investment Objective and Strategy

The iShares[®] Dow Jones U.S. Real Estate Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the real estate sector of the U.S. equity market, as measured by the Dow Jones U.S. Real Estate Index[TM]. Thus, the iShares[®] Dow Jones U.S. Real Estate Index Fund will be concentrated in the U.S. real estate industry. The Dow Jones Underlying Index is calculated, maintained and published by Dow Jones.

As of October 30, 2009, the iShares[®] Dow Jones U.S. Real Estate Index Fund's three largest equity securities were the Simon Property Group Inc., Vornado Realty Trust and Public Storage.

The iShares[®] Dow Jones U.S. Real Estate Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the Dow Jones U.S. Real Estate Index[TM]. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones U.S. Real Estate Index[TM], the iShares[®] Dow Jones U.S. Real Estate Index Fund may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the Dow Jones U.S. Real Estate Index[TM] as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The iShares® Dow Jones U.S. Real Estate Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones U.S. Real Estate Index™, and generally does not hold all of the equity securities included in the Dow Jones U.S. Real Estate Index™. The iShares® Dow Jones U.S. Real Estate Markets Index Fund invests in a representative sample of securities in the Dow Jones U.S. Real Estate Index™, which have a similar investment profile as the Dow Jones U.S. Real Estate Index™. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones U.S. Real Estate Index™.

Correlation

The Dow Jones U.S. Real Estate Index™ is a theoretical financial calculation, while the iShares® Dow Jones U.S. Real Estate Index Fund is an actual investment portfolio. The performance of the iShares® Dow Jones U.S. Real Estate Index Fund and the Dow Jones U.S. Real Estate Index™ will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® Dow Jones U.S. Real Estate Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Dow Jones U.S. Real Estate Index™.

Industry Concentration Policy

The iShares® Dow Jones U.S. Real Estate Index Fund will concentrate its investments to approximately the same extent that the Dow Jones U.S. Real Estate Index™ concentrates in the stocks of the real estate industry. As of October 30, 2009, 99.80% of the iShares® Dow Jones U.S. Real Estate Index Fund's investments consisted of stocks in the real estate industry.

Holdings Information

As of January 5, 2010, 99.28% of the iShares® Dow Jones U.S. Real Estate Index Fund's holdings consisted of equity securities, 0.03% consisted of cash and 0.69% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® Dow Jones U.S. Real Estate Index Fund's top holdings in individual companies as of such date.

Top holdings in individual securities as of January 5, 2010

Company	Percentage of Total Holdings
Simon Property Group, Inc.	8.81%
Vornado Realty Trust	4.94%
Public Storage	4.10%
Annaly Capital Management, Inc.	3.80%
Boston Properties Inc.	3.73%
Equity Residential	3.60%
HCP, Inc.	3.44%
Host Hotels & Resorts Inc.	3.01%
Ventas, Inc.	2.69%
Avalonbay Communities, Inc.	2.59%

The information above was compiled from the iShares® Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® Trust website is not incorporated by reference in, and should not be considered a part of, this document.

Description of the Dow Jones U.S. Real Estate Index[SM]

The Dow Jones U.S. Real Estate Index[SM] is a float-adjusted capitalization-weighted, real-time index that provides a broad measure of the U.S. real estate securities market. The index consists of Real Estate Investment Trusts (REITs), and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. Because the components are traded in the stock market, the Dow Jones U.S. Real Estate Index[SM] is simple and transparent, and the data are readily accessible. REIT prices are excellent proxies for market valuations of U.S. commercial property (i.e. hotels, office buildings, industrial sites, shopping centers, and apartment complexes). REIT price dynamics closely mirror changing trends in leasing rates for commercial property, as well as movements in commercial real estate valuations arising from vacancies, development costs, and property transaction values. In addition, the index measures in part the level of pure speculation in the real estate (REIT) market by gauging liquid exposure to real estate securities that do not require ownership of actual properties

Methodology Overview

The Dow Jones REIT Composite Index ("RCI") expanded its market coverage to include the float-adjusted market capitalization of all publicly traded U.S. REITs, effective as of the close of trading on Friday, March 18, 2005. The Index, and all of its sub-categories, were chain-linked to their respective 95%-coverage REIT indexes at that time, using the index divisor adjustment procedures described in Section 8.3 of the Guide to the Dow Jones Global Indexes. Index price returns and total returns are calculated using the Laspeyres formula as follows:

$$P_L = \Sigma\,(p_{c,tn} \times q_{c,tn}) / \Sigma\,(p_{c,tn} \times q_{c,t0})$$

Membership

To be included in the indexes, an issue must be all of the following:

▶ All publicly traded companies in the Dow Jones U.S. stock universe that have elected to be taxed as REITs will be included in the index.

Adjustments and Maintenance

Periodic and ongoing reviews of the index composition and shares are conducted based on the following rules:

▶ Routine shares and float updates are made after the close of trading on the third Friday of March, June September, and December. The changes become effective at the opening of trading on the next business day. The float calculation process is described in Section 7 of the Guide to the Dow Jones Global Indexes.

▶ During the quarter, a component company's float-adjusted shares outstanding will be adjusted whenever and at the same time a change in that company is made in the Dow Jones U.S. Total Stock Index.

▶ A REIT that drops its REIT status and becomes taxed as a "C" corporation will be removed from the REIT Index immediately upon completion of the change of tax status.

▶ A company will be removed from the index when it is removed from the Dow Jones Index universe.

▶ If an index component enters bankruptcy proceedings, it will remain ineligible for re-inclusion until it has emerged from Index Oversight Committee may, following a review of the in the filing, decide to keep the company in the index.

▶ The Dow Jones Index Oversight Committee may, at its discretion, remove a company it has determined to be in extreme financial distress from any Dow Jones Index to which it belongs, if the committee deems the removal necessary to protect the integrity of the index and the interests of investors in products linked to that index.

▶ REITs will be added to the Index after the close of trading on the third Friday of each month. The additions include all noncomponent REITs that met inclusion standards as of the close of trading on the second Friday of that month, whether from IPOs, conversion to REIT status or new exchange listings

License Agreement

The Fund is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Underlying Index to track general stock market performance. Dow Jones' only relationship to the Trust, BTC and BFA is the licensing of certain trademarks and trade names of Dow Jones and of the Underlying Index which is determined, composed and calculated by Dow Jones without regard to the Trust, BTC, BFA or the Fund. Dow Jones has no obligation to take the needs of BTC, BFA or the owners of shares of the Fund into consideration in determining, composing or calculating the Underlying Index. Dow Jones is not responsible for and has not participated in the determination of the prices and amount of shares of the Fund, or the timing of the issuance or sale of such shares or in the determination or calculation of the equation by which shares of the Fund are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Fund. Dow Jones does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and Dow Jones shall have no liability for any errors, omissions, or interruptions therein.

Dow Jones makes no warranty, express or implied, as to results to be obtained by BTC, BFA, owners of shares of the Fund or any other person or entity from the use of the Underlying Index or any data included therein. Dow Jones makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall Dow Jones have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) resulting from the use of the Underlying Index or any data included therein, even if notified of the possibility of such damages. There are no third party beneficiaries of any agreements or arrangements between Dow Jones and BTC.

Shares of the Fund are not sponsored, endorsed or promoted by NYSE Arca. NYSE Arca makes no representation or warranty, express or implied, to the owners of the shares of the Fund or any member of the public regarding the ability of the Fund to track the total return performance of the Underlying Index or the ability of the Underlying Index to track stock market performance. NYSE Arca is not responsible for, nor has it participated in, the determination of the compilation or the calculation of the Underlying Index, nor in the determination of the timing of, prices of, or quantities of shares of the Fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. NYSE Arca has no obligation or liability to owners of the shares of the Fund in connection with the administration, marketing or trading of the shares of the Fund.

NYSE Arca does not guarantee the accuracy and/or the completeness of the Underlying Index or any data included therein. NYSE Arca makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the Fund as licensee, licensee's customers and counterparties, owners of the shares of the Fund, or any other person or entity from the use of the subject index or any data included therein in connection with the rights licensed as described herein or for any other use. NYSE Arca makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall NYSE Arca have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

BFA does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and BFA shall have no liability for any errors, omissions or interruptions therein.

BFA makes no warranty, express or implied, to the owners of shares of the Fund or to any other person or entity, as to results to be obtained by the Fund from the use of the Underlying Index or any data included therein. BFA makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall BFA have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

THE ISHARES® FTSE/XINHUA CHINA 25 INDEX FUND

The disclosure relating to the iShares® FTSE/Xinhua China 25 Index Fund contained on pages US2-36 through US2-38 relates only to the offering of securities linked to the iShares® FTSE/Xinhua China 25 Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® FTSE/Xinhua China 25 Index Fund or any of the stocks or other securities held by the iShares® FTSE/Xinhua China 25 Index Fund. All disclosures contained in this underlying supplement regarding the iShares® FTSE/Xinhua China 25 Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® FTSE/Xinhua China 25 Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® FTSE/Xinhua China 25 Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The iShares® FTSE/Xinhua China 25 Index Fund

We have derived all information contained in this product supplement regarding the FTSE/Xinhua China 25 Index Fund (the "FXI"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Such information reflects the policies of, and is subject to change by, iShares® Inc., iShares Trust ("iShares Trust"), BlackRock Institutional TrustCompany, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The FXI is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the ILF. FTSE/Xinhua Index Limited has no obligation to continue to publish, and may discontinue publication of, the FXI.

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares Trust, BFA, the FXI, please see the Prospectus, dated December 1, 2009. In addition, information about iShares Trust and the FXI may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the HKSE and are available to international investors, as measured by the FTSE/Xinhua China 25 Index.

The FXI uses a representative sampling strategy to track the FTSE/Xinhua China 25 Index, which is the underlying index of FXI. In addition, in order to improve its portfolio liquidity and its ability to track the FTSE/Xinhua China 25 Index, the FXI may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the FTSE/Xinhua China 25 Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The FXI pursues a "representative sampling" strategy in attempting to track the performance of the FTSE/Xinhua China 25 Index, and generally does not hold all of the equity securities included in the FTSE/Xinhua China 25 Index. The FXI invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index.

Correlation

The FTSE/Xinhua China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE/Xinhua China 25 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE/Xinhua China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE/Xinhua China 25 Index concentrates in a particular industry or group of industries.

FTSE/Xinhua Index Limited publishes the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FTSE/Xinhua Index Limited, a joint venture of FTSE International Limited ("FTSE") and Xinhua Financial Network Limited ("Xinhua"), and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars ("HKD") and currently is based on the 25 largest and most liquid Chinese stocks (called "H" shares and "Red Chip" shares), listed and trading on the Stock Exchange of Hong Kong Ltd. ("HKSE"). "H" shares are securities of companies incorporated in the People's Republic of China and nominated by the Chinese Government for listing and trading on the HKSE. "Red Chip" shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. Both "H" shares and "Red Chip" shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People's Republic of China. The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol "XIN0I."

Computation of the Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

$$\frac{\Sigma\ p\ (n)\ e\ (n)\ s\ (n)\ f\ (n)\ c\ (n)}{d}$$

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security's home currency into the index's base currency, s is the number of shares of the security in issue, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the capping factor published by the FTSE/Xinhua Index Limited at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE/Xinhua Index Limited excludes from free floating shares trade investments in a FTSE/Xinhua China 25 Index constituent company by another FTSE/Xinhua China 25 Index constituent company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock's free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above. The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues must have a minimum trading record of at least 20 trading days prior to the date of the review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the Stock Exchange of Hong Kong Ltd. ("HKSE") is fully electronic through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the FTSE/Xinhua China 25 Index on the HKSE, the closing level of the FTSE/Xinhua China 25 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer's securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company's shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a "cash" company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the FTSE/Xinhua China 25 Index may be limited by suspension of trading of individual stocks which comprise the FTSE/Xinhua China 25 Index which may, in turn, adversely affect the value of the securities.

THE ISHARES® S&P LATIN AMERICA 40 INDEX FUND

The disclosure relating to the iShares® S&P Latin America 40 Index Fund contained on pages US2-39 through US2-41 relates only to the offering of Notes linked to the Reference Asset containing the iShares® S&P Latin America 40 Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® S&P Latin America 40 Index Fund or any of the stocks or other securities held by the iShares® S&P Latin America 40 Index Fund. All disclosures contained in this underlying supplement regarding the iShares® S&P Latin America 40 Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® S&P Latin America 40 Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® S&P Latin America 40 Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The iShares® S&P Latin America 40 Index Fund

We have derived all information relating to the iShares® S&P Latin America 40 Index Fund (the "ILF"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares"), iShares Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The ILF is an investment portfolio maintained and managed by iShares. BFA is the investment advisor to the ILF. The ILF is an ETF that trades on the NYSE under the ticker symbol "ILF."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the ILF. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares, BFA, the ILF, please see the Prospectus, dated December 1, 2009. In addition, information about iShares and the ILF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website. Information contained in the iShares website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

A special meeting (the "Special Meeting") of shareholders of record of the Fund as of August 25, 2009 (the "Record Date") was originally called on November 4, 2009, and was adjourned until November 19, 2009. At the special meeting, shareholders of the Fund approved, among other items, a change in the classification of the Fund's investment objective from a fundamental to non-fundamental investment policy. Accordingly, the Fund's investment objective may, in the future, be changed without shareholder approval. Any reference to the contrary in the Fund's Prospectus or Statement of Additional Information is hereby deleted.

Investment Objective and Strategy

The ILF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index™. The S&P Latin America 40 Index™ is comprised of selected equities trading on the exchanges of four Latin American countries. The S&P Latin America 40 Index™ includes highly liquid securities from major economic sectors of the Mexican and South American equity markets. Companies from Mexico, Brazil, Peru and Chile are represented in the S&P Latin America 40 Index™. The ILF uses a representative sampling strategy in seeking to track the S&P Latin America 40 Index™. The ILF expects to invest in ADRs instead of directly holding stocks of companies from Peru, Brazil and Chile.

In order to improve its portfolio liquidity and its ability to track the S&P Latin America 40 Index™, the ILF may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the S&P Latin America 40 Index™ as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The ILF pursues a "representative sampling" strategy in attempting to track the performance of the S&P Latin America 40 Index™, and generally does not hold all of the equity securities included in the S&P Latin America 40 Index™. The ILF invests in a representative sample of securities in the S&P Latin America 40 Index™, which have a similar investment profile as the S&P Latin America 40 Index™. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Latin America 40 Index™.

Correlation

The S&P Latin America 40 Index^{TM} is a theoretical financial calculation, while the ILF is an actual investment portfolio. The performance of the ILF and the S&P Latin America 40 Index^{TM} will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The ILF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the S&P Latin America 40 Index^{TM}.

S&P Latin America 40® Index

We have derived all information contained in this underlying supplement regarding the S&P Latin America 40® Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). The S&P Latin America 40® Index was developed by, and is calculated, maintained and published by S&P.

The S&P Latin America 40® Index (the "S&P Lac 40") is intended to be a measure of the Latin American economy. Its 40 constituents capture approximately 70% of the total market capitalization of four major Latin American markets: Brazil, Chile, Mexico and Peru. Prices for the S&P Lac 40 are collected in local currencies and index values are released in U.S. dollars. The S&P Lac 40 was developed by S&P and is calculated, maintained and published by S&P. The S&P Lac 40 is maintained by the S&P Index Committee.

The S&P Lac 40 includes the stocks that are among the largest in terms of market capitalization from companies located in Brazil, Chile, Mexico and Peru (the "Component Stocks"). Prior to September 21, 2009, Argentina was also a component, but has since been reclassified as a frontier market by Standard & Poor's. A stock's domicile is determined based on criteria that include headquarters of the company, registration, listing of the stock, place of operations, and residence of the senior officers. A stock's weight in the S&P Lac 40 is determined by the float-adjusted market capital of the stock. An investable weight factor ("IWF") is applied to each constituent's share count used for index calculation. The IWF reduces shares outstanding for government-owned shares, strategically held shares, and shares restricted from foreign ownership.

All common and preferred shares (of an equity and not a fixed income nature) are eligible for inclusion in the S&P Lac 40. Convertible stock, bonds, warrants, rights and preferred stock that provide a guaranteed fixed return are not eligible.

To identify stocks for possible addition, the following factors are considered:

▶ Value and volume traded: Liquidity measures of possible additions are considered to ensure that the S&P Lac 40 remains investable.

▶ Sector representation: The S&P Lac 40's sector composition is compared to that of the entire equity universe. Companies may be added to bring the S&P Lac 40 in line with the equity universe.

▶ Country representation: Companies may be added so the S&P Lac 40 country weights reflect to those of the equity universe.

Privatizations and other extraordinary circumstances may require a company to be immediately added to the S&P Lac 40. Companies may be removed from the S&P Lac 40 because of bankruptcy or major restructuring such as mergers and acquisitions. A company may also be removed if it is no longer representative of the market or its industry.

The daily calculation of the S&P Lac 40 is computed by dividing the total Market Value of the Component Stocks by a number called the "Index Divisor." The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P Lac 40, it is the only link to the original base value of the S&P Lac 40. The Index Divisor keeps the S&P Lac 40 comparable over time and is the manipulation point for all adjustments to the S&P Lac 40 ("Index Maintenance"). Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

The S&P Lac 40 is rebalanced quarterly to reflect changes in shares outstanding due to share issuances, buybacks, and other corporate actions. Share and IWF changes greater than 5% are made at the time of change.

Changes in the S&P Lac 40 value reflect changes in the total market capitalization of the S&P Lac 40 that are caused by price movements in the market. They do not reflect changes in the market capitalization of the index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers or acquisitions.

To prevent the value of the S&P Lac 40 from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P Lac 40 require an Index Divisor adjustment. By adjusting the S&P Lac 40 Divisor for the change in total Market Value, the value of the S&P Lac 40 remains constant. This helps maintain the value of the S&P Lac 40 as an accurate barometer of stock market performance and ensures that the movement of the S&P Lac 40 does not reflect the corporate actions of individual companies in the S&P Lac 40. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P Lac 40. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P Lac 40 and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus $\dfrac{\text{Price of Rights}}{\text{Right Ratio}}$	Yes
Spin-Off	Price of parent company minus $\dfrac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}}$	Yes

Stock splits and stock dividends do not affect the Index Divisor of the Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

THE FINANCIAL SELECT SECTOR SPDR® FUND

The disclosure relating to the Financial Select Sector SPDR® Fund contained on pages US2-42 through US2-45 relates only to the offering of Notes linked to the Reference Asset containing the Financial Select Sector SPDR® Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Financial Select Sector SPDR® Fund or any of the stocks or other securities held by the Financial Select Sector SPDR® Fund. All disclosures contained in this underlying supplement regarding the Financial Select Sector SPDR® Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Financial Select Sector SPDR® Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Financial Select Sector SPDR® Fund.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the prospectus supplement dated April 9, 2009.

The Financial Select Sector SPDR® Fund

We have derived all information regarding the Financial Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. (“SSFM”). We make no representation or warranty as to the accuracy or completeness of such information. The Financial Select Sector SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Financial Select Sector SPDR® Fund. The Financial Select Sector SPDR® Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. (“NYSE Arca”) under the ticker symbol “XLF.”

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a “Select Sector SPDR® Fund”), including the Financial Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Trust or the Financial Select Sector SPDR® Fund, please see the Select Sector SPDR® Trust’s prospectus, dated January 31, 2009. In addition, information about the Select Sector SPDR® Trust, SSFM and the Financial Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR® Trust website. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts.

Investment Strategy — Replication

The Financial Select Sector SPDR® Fund pursues the indexing strategy of “replication” in attempting to approximate the performance of Financial Select Sector Index. The Financial Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Financial Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included in the Financial Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Financial Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Financial Select Sector Index. The Financial Select Sector SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Financial Select Sector SPDR® Fund may invest its remaining assets in money market instruments (including repurchase contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Financial Select Sector SPDR® Fund in seeking performance that corresponds to the Financial Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Financial Select Sector SPDR® Fund. The Board of Trustees of the

Select Sector SPDR® Trust may change the Financial Select Sector SPDR® Fund's investment strategy and other policies without shareholder approval.

Correlation

The Financial Select Sector Index is a theoretical financial calculation, while the Financial Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Financial Select Sector SPDR® Fund and the Financial Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Financial Select Sector SPDR® Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Historical Performance of the Financial Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Financial Select Sector SPDR® Fund in the relevant free writing prospectus or pricing supplement. You should not take any such historical prices as an indication of future performance.

Holdings Information

As of January 4, 2010, the Financial Select Sector SPDR® Fund included 79 companies. The Financial Select Sector SPDR® Fund's three largest holdings are JPMorgan Chase, Bank of America Corp. and Wells Fargo & Co. The following table summarizes the Financial Select Sector SPDR® Fund's holdings in individual companies as of such date.

Top holdings in individual securities as of January 4, 2010

Company	Percentage of Total Holdings
JPMorgan Chase & Co.	11.58%
Bank of America Corporation	10.69%
Wells Fargo & Company	9.57%
The Goldman Sachs Group, Inc.	6.10%
Citigroup Inc.	4.54%
American Express Company	3.34%
U.S. Bancorp	3.00%
Morgan Stanley	2.88%
The Bank of New York Mellon Corporation	2.34%
MetLife, Inc.	2.04%

The information above was compiled from the Select Sector SPDR® Trust website. We make no representation or warranty as to the accuracy of the information above.

The Financial Select Sector Index

We have derived all information regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Financial Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Financial Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index." As of January 5, 2010, the Financial Select Sector Index included 79 component stocks.

The stocks included in the Financial Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of January 5, 2010, the Financial Select Sector Index had a 14.44% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Financial Select Sector Index is developed and maintained in accordance with the following criteria:

▶ Each of the component stocks in the Financial Select Sector Index (the "FSSI Component Stocks") is a constituent company of the S&P 500® Index.

▶ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

▶ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Financial Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Financial Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

▶ The Financial Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the FSSI Component Stocks within the Financial Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Financial Select Sector Index. Under certain conditions, however, the number of shares of a FSSI Component Stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

▶ The Financial Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the index divisor.

▶ The Financial Select Sector Index is weighted based on the market capitalization of each of the FSSI Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single FSSI Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Financial Select Sector Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the FSSI Component Stocks must be diversified so that no single FSSI Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Financial Select Sector Index.

▶ Rebalancing the Financial Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a FSSI Component Stock (or two or more FSSI Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such FSSI Component Stock (or FSSI Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization based weighted value of such FSSI Component Stock (or FSSI Component Stocks) will be redistributed across the FSSI Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each FSSI Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all FSSI Component Stocks exceed 24% will be redistributed equally across the remaining FSSI Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another FSSI Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted FSSI Component Stocks, each FSSI Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all FSSI Component Stocks exceed 4.8% will be distributed equally across all remaining FSSI Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another FSSI Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by FSSI Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a FSSI Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a FSSI Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that FSSI Component Stocks will change sectors frequently. FSSI Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE SEMICONDUCTOR HOLDRS^{SM} TRUST

The disclosure relating to the Semiconductor HOLDRS^{SM} Trust contained on pages US2-46 through US2-47 relates only to the offering of Notes linked to the Reference Asset containing Semiconductor HOLDRS^{SM} Trust.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Semiconductor HOLDRs^{SM} Trust or any of the stocks or other securities held by the Semiconductor HOLDRS^{SM} Trust. All disclosures contained in this underlying supplement regarding the Semiconductor HOLDRS^{SM} Trust, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Semiconductor HOLDRS^{SM} Trust or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Semiconductor HOLDRS^{SM} Trust.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The Semiconductor HOLDRS^{SM} Trust

We have derived all information contained in this product supplement regarding the Semiconductor HOLDRS^{SM} Trust (the "SMH"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The SMH was formed pursuant to a depositary trust agreement, dated as of April 24, 2000 (the "Depositary Trust Agreement"), among The Bank of New York Mellon, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the Semiconductor HOLDRs. The SMH is not a registered investment company under the Investment Company Act of 1940. Information filed by the SMH with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file number 001-15855 on the SEC's website at http://www.sec.gov. In addition, information about the SMH may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the HOLDRS^{SM} website. Information contained in the HOLDRS^{SM} website is not incorporated by reference in, and should not be considered a part of this document or any free writing prospectus or pricing supplement.

The SMH, under the Depositary Trust Agreement, issued depositary receipts, which represent undivided beneficial ownership interests in the shares of securities held by the SMH. The depositary receipts are separate from the underlying shares that are represented by the depositary receipts.

The depositary receipts are listed on the New York Stock Exchange (the "NYSE") under the trading symbol "SMH."

Description of the underlying shares

The SMH issues depositary receipts representing undivided beneficial ownership in the U.S.-traded common stock of a group of specified companies that, among other things, develop, manufacture and market integrated circuitry and other products known as semiconductors, which allow for increased speed and functionality in components used in computers and other electronic devices.

Holdings Information

As of January 5, 2010, the SMH included 18 companies. The SMH's three largest holdings are Analog Devices, Inc., Altera Corporation, Applied Materials, Inc. The following table summarizes the SMH's holdings in individual companies as of such date.

Top holdings in individual securities as of January 5, 2010

Company	Percentage of Total Holdings
Intel Corporation	22.06%
Texas Instruments Inc	20.08%
Applied Materials Inc	13.02%
Analog Devices Inc	6.70%
Linear Technology Corporation	5.47%
Altera Corp	4.81%
Xilinx Inc	4.43%
KLA-Tencor Corp	3.88%
Broadcom Corp	3.37%
National Semiconductor Corp	3.21%

The information above was compiled from the SMH's website. We make no representation or warranty as to the accuracy of the information above.

All disclosures contained herein regarding the SMH are derived from the publicly available documents described above. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the depositary receipts issued by the SMH have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the SMH could affect the price of the depositary receipts issued by the SMH and therefore the trading prices of the securities.

THE ISHARES® DOW JONES TRANSPORTATION AVERAGE INDEX FUND

The disclosure relating to the iShares® Dow Jones Transportation Average Index Fund contained on pages US2-48 through US2-49 relates only to the offering of Notes linked to the Reference Asset containing the iShares® Dow Jones Transportation Average Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® Dow Jones Transportation Average Index Fund or any of the stocks or other securities held by the iShares® Dow Jones Transportation Average Index Fund. All disclosures contained in this underlying supplement regarding the iShares® Dow Jones Transportation Average Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® Dow Jones Transportation Average Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® Dow Jones Transportation Average Index Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The iShares® Dow Jones Transportation Average Index Fund

We have derived all information contained in this term sheet regarding the iShares® Dow Jones Transportation Average Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust. ("iShares Trust"), BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® Dow Jones Transportation Average Index Fund is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the iShares® Dow Jones Transportation Average Index Fund. The iShares® Dow Jones Transportation Average Index Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "IYT:UP." We make no representation or warranty as to the accuracy or completeness of this publicly available information.

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Dow Jones Transportation Average Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's web site at http://www.sec.gov. For additional information regarding iShares Trust, BFA and the iShares® Dow Jones Transportation Average Index Fund, please see the Prospectus, dated September 1, 2009. We make no representation or warranty as to the accuracy or completeness of such information.

The iShares® Dow Jones Transportation Average Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the transportation sector of the U.S. equity market as measured by the Dow Jones Transportation Average Index. The iShares® Dow Jones Transportation Average Index Fund generally invests at least 90% of its assets in securities of the Dow Jones Transportation Average Index and depositary receipts representing securities of the Dow Jones Transportation Average Index. The iShares® Dow Jones Transportation Average Index Fund may invest the remainder of its assets in securities not included in its Dow Jones Transportation Average Index but which BFA believes will help the iShares® Dow Jones Transportation Average Index Fund track the Dow Jones Transportation Average Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA.

Investment Objective and Strategy

The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the transportation industry, as represented by the Dow Jones Transportation Average Index. Thus, the reference asset is concentrated in the transportation industry.

The reference asset uses a representative sampling strategy (as described below under "—Representative Sampling") to track the index. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones Transportation Average Index, the reference asset may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The reference asset pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones Transportation Average Index, and generally does not hold all of the equity securities included in the reference asset. The reference asset invests in a representative sample of securities in the Dow Jones Transportation Average Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones Transportation Average Index.

Correlation

The Dow Jones Transportation Average Index is a theoretical financial calculation, while the reference asset is an actual investment portfolio. The performance of the reference asset and the Dow Jones Transportation Average Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BFA expects that, over time, the correlation between the reference assets' performance and that of the Dow Jones Transportation Average Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in the Dow Jones Transportation Average Index in approximately the same proportions as in the Dow Jones Transportation Average Index.

Industry Concentration Policy

The reference asset concentrates its investments to approximately the same extent that the Dow Jones Transportation Average Index concentrates in the stocks of the transportation industry.

Description of the Dow Jones Transportation Average Index

The Dow Jones Transportation Average Index is a price weighted index, sponsored by Dow Jones & Company, Inc., that measures the performance of large, well-known U.S. companies within the transportation industry. The Dow Jones Transportation Average Index includes companies in the following primary groups: airlines, trucking, railroads, air freight, transportation services and industrial services. As of May 29, 2009, the Dow Jones Transportation Average Index was concentrated in the industrial transportation industry group, which comprised approximately 92% of the market capitalization of the Dow Jones Transportation Average Index.

THE ENERGY SELECT SPDR® FUND

The disclosure relating to the Energy Select SPDR® Fund contained on pages US2-50 through US2-52 relates only to the offering of Notes linked to the Reference Asset containing the Energy Select SPDR® Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Energy Select SPDR® Fund or any of the stocks or other securities held by the Energy Select SPDR® Fund. All disclosures contained in this underlying supplement regarding the Energy Select SPDR® Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Energy Select SPDR® Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Energy Select SPDR® Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The Energy Select SPDR® Fund

We have derived all information regarding the Energy Select Sector SPDR®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Energy Select Sector SPDR® is an investment portfolio managed by SSFM, the investment adviser to the Energy Select Sector SPDR®. The Energy Select Sector SPDR® is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLE."

The Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Index Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector SPDR® Trust or the Energy Select Sector SPDR®, please see the Select Sector SPDR® Trust's prospectus, dated January 31, 2009. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The Energy Select Sector SPDR® seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the energy sector, as represented by the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index includes companies in the following sub-sectors: oil, gas & consumable fuels; and energy equipment & services.

Investment Strategy — Replication

The Energy Select Sector SPDR® pursues the indexing strategy of "replication" in attempting to approximate the performance of Energy Select Sector Index. The Energy Select Sector SPDR® will generally invest in all of the equity securities included in the Energy Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Energy Select Sector Index, purchase securities not included in the Energy Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Energy Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Energy Select Sector Index. The Energy Select Sector SPDR® will normally invest at least 95% of its total assets in common stocks that comprise the Energy Select Sector Index. The Energy Select Sector SPDR® may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured Notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured Notes) may be used by the Energy Select Sector SPDR® in seeking performance that corresponds to the Energy Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Energy Select Sector SPDR®. The Board of Trustees of the Trust may change the Energy Select Sector SPDR®'s investment strategy and other policies without shareholder approval.

Correlation

The Energy Select Sector Index is a theoretical financial calculation, while the Energy Select Sector SPDR® is an actual investment portfolio. The performance of the Energy Select Sector SPDR® and the Energy Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Energy Select Sector SPDR®, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of January 5, 2010, the Energy Select Sector SPDR® included 39 companies. The Energy Select Sector SPDR®'s three largest holdings are Exxon Mobil Corp, Chevron Corp and Schlumberger Ltd. The following table summarizes the Energy Select Sector SPDR®'s holdings in individual companies as of such date.

Top holdings in individual securities as of January 5, 2009

Company	Percentage of Total Holdings
Exxon Mobil Corp.	18.09%
Chevron Corp.	13.27%
Schlumberger Ltd.	6.86%
Occidental Petroleum Corp.	4.75%
ConocoPhillips	4.69%
Apache Corp.	3.38%
Devon Energy Corp.	3.20%
Anadarko Petroleum Corp.	3.10%
Halliburton Co.	2.78%
XTO Energy Inc.	2.63%
EOG Resources Inc.	2.48%
Marathon Oil Corp.	2.17%
Chesapeake Energy Corp.	2.03%
National Oilwell Varco Inc.	2.02%
Hess Corp.	1.80%

The information above was compiled from the Select Sector SPDR® Trust's website. We make no representation or warranty as to the accuracy of the information above.

The Energy Select Sector Index

We have derived all information regarding the Energy Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Energy Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Energy companies in the Energy Select Sector Index develop and produce crude oil and natural gas and provide drilling and other energy related services. The Energy Select Sector Index, which serves as the benchmark for the Energy Select Sector SPDR®, was established with a value of 250.00 on June 30, 1998.

The stocks included in the Energy Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Energy Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of January 5, 2010, the Energy Select Sector Index had a 11.67% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Energy Select Sector Index is developed and maintained in accordance with the following criteria:

▶ Each of the component stocks in the Energy Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

▶ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

▶ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Energy Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Energy Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Energy Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

▶ The Energy Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Energy Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Energy Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Energy Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

▶ The Energy Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Energy Select Sector Index is computed by dividing the total market value of the companies in the Energy Select Sector Index by a number called the index divisor.

▶ The Energy Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Energy Select Sector Index; and (ii) with respect to 50% of the total value of the Energy Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Energy Select Sector Index.

▶ Rebalancing the Energy Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Energy Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Energy Select Sector Index will be reduced to 23% of the total value of the Energy Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Energy Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Energy Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Energy Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Energy Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Energy Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE HEALTH CARE SELECT SPDR® FUND

The disclosure relating to the Health Care Select SPDR® Fund contained on pages US2-53 through US2-55 relates only to the offering of Notes linked to the Reference Asset containing the Health Select SPDR® Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Health Care Select SPDR® Fund or any of the stocks or other securities held by the Health Care Select SPDR® Fund. All disclosures contained in this underlying supplement regarding the Health Care Select SPDR® Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Health Care Select SPDR® Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Health Care Select SPDR® Fund.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the prospectus supplement dated April 9, 2009.

The Health Care Select SPDR® Fund

We have derived all information regarding the Health Care Select SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "XLV") and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Health Care Select SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Health Care Select SPDR® Fund. The Health Care Select SPDR® Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLV."

The XLV is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Health Care Select SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the XLV pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the XLV or the Health Care Select SPDR® Fund, please see the XLV's prospectus, dated January 31, 2009. In addition, information about the XLV, SSFM and the Health Care Select SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the XLV website. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The Health Care Select SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the health care services sector, as represented by the Health Care Select Sector Index. The Health Care Select Sector Index measures the performance of the health care sector of the U.S. equity market and includes companies in the following sub-sectors: health care equipment and supplies, health care providers and services, biotechnology, and pharmaceuticals industries.

Investment Strategy — Replication

The Health Care Select SPDR® Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of Health Care Select Sector Index. The Health Care Select SPDR® Fund will generally invest in all of the equity securities included in the Health Care Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Health Care Select Sector Index, purchase securities not included in the Health Care Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Health Care Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Health Care Select Sector Index. The Health Care Select SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Health Care Select Sector Index. The Health Care Select SPDR® Fund may invest its remaining assets in money market instruments (including repurchase contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Health Care Select SPDR® Fund in seeking performance that corresponds to the Health Care Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Health Care Select SPDR® Fund. The Board of Trustees of the XLV may change the Health Care Select SPDR® Fund's investment strategy and other policies without shareholder approval.

Correlation

The Health Care Select Sector Index is a theoretical financial calculation, while the Health Care Select SPDR® Fund is an actual investment portfolio. The performance of the Health Care Select SPDR® Fund and the Health Care Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Health Care Select SPDR® Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of January 4, 2010, the Health Care Select SPDR® Fund included 53 companies. The Health Care Select SPDR® Fund's three largest holdings are Johnson & Johnson, Pfizer Inc., and Merck & Co., Inc. The following table summarizes the Health Care Select SPDR® Fund's holdings in individual companies as of such date.

Top holdings in individual securities as of January 4, 2010

Company	Percentage of Total Holdings
Johnson & Johnson	14.04%
Pfizer Inc.	12.02%
Merck & Co., Inc.	8.90%
Abbott Laboratories	5.62%
Amgen Inc.	4.60%
Medtronic, Inc.	3.84%
Bristol-Myers Squibb Company	3.47%
Gilead Sciences, Inc.	3.06%
UnitedHealth Group Incorporated	2.91%
Eli Lilly and Company	2.85%

The information above was compiled from the XLV website. We make no representation or warranty as to the accuracy of the information above.

Historical Performance of the Health Care Select SPDR® Fund

We will provide historical price information with respect to the shares of the Health Care Select SPDR® Fund in the relevant free writing prospectus or pricing supplement. You should not take any such historical prices as an indication of future performance.

The Health Care Select Sector Index

We have derived all information regarding the Health Care Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Health Care Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Health Care Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Health Care Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index." As of January 4, 2010, the Health Care Select Sector Index included 53 component stocks.

The stocks included in the Health Care Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Health Care Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of January 4, 2010, the Health Care Select Sector Index had a 12.60% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Underlying Index is developed and maintained in accordance with the following criteria:

▶ Each of the component stocks in the Underlying Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

▶ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

▶ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Underlying Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Underlying Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Underlying Index, that assignment being the sole responsibility of the Index Compilation Agent.

▶ The Underlying Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Underlying Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Underlying Index. Under certain conditions, however, the number of shares of a Component Stock within the Underlying Index may be adjusted to conform to Internal Revenue Code requirements.

▶ The Underlying Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Underlying Index is computed by dividing the total market value of the companies in the Underlying Index by a number called the index divisor.

▶ The Underlying Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Underlying Index; and (ii) with respect to 50% of the total value of the Underlying Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Underlying Index.

▶ Rebalancing the Underlying Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Underlying Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Underlying Index will be reduced to 23% of the total value of the Underlying Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Underlying Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Underlying Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Underlying Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Health Care Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Underlying Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Underlying Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

OTHER COMPONENTS

If the Reference Asset includes a basket component not described in this underlying supplement, the relevant free writing prospectus or pricing supplement or a separate underlying supplement will provide additional information relating to such basket component.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Event

"Market disruption event" with respect to an index fund means any scheduled trading day on which any relevant exchange or related exchange for such index fund fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

i. Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise; (A) relating to shares or depositary receipts, as applicable, of the applicable index fund, (B) relating to the stocks or other securities then constituting 20% or more of the value of the securities that are assets of the index fund or level of the underlying index of such index fund; or (C) in futures or options contracts relating to such index fund or the assets of such index fund or the underlying index of such index fund, on any related exchange; or

ii. Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares or depositary receipts, as applicable, of the applicable index fund; (B) to effect transactions in, or obtain market values for the stocks or other securities then constituting 20% or more of the value of the securities that are assets of such index fund or the level of the underlying index of such index fund; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to such index fund or the assets of such index fund or the underlying index of such index fund on any relevant related exchange; or

iii. The closure on any scheduled trading day of any relevant exchange or any related exchange relating to any shares or depositary receipts, as applicable, of the applicable index fund or relating to any stocks or other securities then constituting 20% or more of the value of the securities that are assets of the index fund or the level of the underlying index of such index fund prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" for an index fund means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such index fund or the assets of such index fund or the underlying index of such index fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such index fund or the assets of such index fund or the underlying index of such index fund on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to such index fund or the assets of such index fund or the underlying index of such index fund are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the assets of such index fund or the underlying index of such index fund or the shares or depositary receipts, as applicable, of the index fund.

"Relevant exchange" means any exchange or quotation system for shares or depositary receipts, as applicable, of the index fund or assets of the index fund or any stock then included in the underlying index, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" for an index fund means any day on which all of the relevant exchanges and related exchanges for such index fund are scheduled to be open for trading for their respective regular trading sessions.

Ending Averaging Dates and Final Valuation Date

Unless otherwise specified in the relevant free writing prospectus or pricing supplement, the performance of the notes is calculated based on the value of the Reference Asset on one or more dates during the term of the notes (each such date an "ending averaging date," and the last of such dates, or if there is only one such date, the "final valuation date").

For notes where the Reference Asset is an index fund:

If an ending averaging date, if applicable, or the final valuation date as set forth in the relevant free writing prospectus or pricing supplement is not a scheduled trading day, then such ending averaging date or the final valuation date will be the next succeeding day that is a scheduled trading day. If a market disruption event (as defined above) exists on an ending averaging date or the final valuation date, then such ending averaging date or the final valuation date, as applicable, will be the next scheduled trading day for which there is no market disruption event. If such market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the ending averaging date or final valuation date, as applicable, and the calculation agent will determine, in its discretion, the official closing price with respect to such reference asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such index fund that would have prevailed but for that market disruption event. If an ending averaging date is postponed, then each subsequent ending averaging date and the final valuation date will also be postponed by an equal number of scheduled trading days. If the final valuation date is postponed, then the maturity date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

For notes where the Reference Asset is a basket of index funds:

If an ending averaging date, if applicable, or the final valuation date as set forth in the relevant free writing prospectus or pricing supplement is not a scheduled trading day for an index fund, then such ending averaging date or the final valuation date for such index fund will be the next succeeding day that is a scheduled trading day for such index fund. For each index fund that makes up the Reference Asset, the calculation agent will determine whether a market disruption event exists on an ending averaging date, if applicable, or the final valuation date, with respect to such index fund independent from other index funds, therefore a market disruption event may exist for certain index funds and not exist for other index funds. If a market disruption event (as defined above) exists for an index fund on an ending averaging date or the final valuation date, then such ending averaging date or the final valuation date for such index fund, as applicable, will be the next scheduled trading day for which there is no market disruption event for index fund. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the ending averaging date or the final valuation date for such index fund, as applicable, and calculation agent will determine, in its discretion, the official closing price with respect to such reference asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such index fund that would have prevailed but for that market disruption event. If an ending averaging date is postponed for an index fund, then each subsequent ending averaging date and the final valuation date for such index fund will also be postponed by an equal number of scheduled trading days. For the avoidance of doubt, if no market disruption event exists with respect to an index fund on the originally scheduled ending averaging dates or the originally scheduled final valuation date, the determination of such index's index ending level will be made on the originally scheduled ending averaging dates and originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to any other index fund. If the final valuation date for any index fund is postponed, then the maturity date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

For notes where the Reference Asset includes any basket component that is not an index fund:

The relevant free writing prospectus or pricing supplement, the relevant product supplement, if applicable, or another underlying supplement will set forth the mechanism for determining the value of the Reference Asset on an ending averaging date or the final valuation date, as applicable, in the event of a market disruption event.

Antidilution and Reorganization Adjustments

Following the declaration by an index fund of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of such index fund and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the securities:

a. a subdivision, consolidation or reclassification of the shares or depositary receipts, as applicable, of an index fund (unless a merger event), or a free distribution or dividend of any shares or any depositary receipts of such index fund to existing holders by way of bonus, capitalization or similar issue;

b. a distribution or dividend to existing holders of the shares or depositary receipts, as applicable, of an index fund of (A) shares or depositary receipts, as applicable, of such index fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of such index fund equally or proportionately with such payments to holders of those shares or depositary receipts, as applicable, or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

c. an extraordinary dividend of an index fund;

d. a call by an index fund in respect of shares or depositary receipts, as applicable, of such index fund that are not fully paid;

e. a repurchase by an index fund of shares or depositary receipts, as applicable, of such index fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

f. only in the case of the index funds that are trusts, the making of any amendment or supplement to the terms of the depositary trust agreement; or

g. any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares or depositary receipts, as applicable, of an index fund.

Delisting or Suspension of Trading in the Shares of an Index Fund and Termination of an Index Fund

If the shares or depositary receipts, as applicable, of an index fund are delisted from, or trading of shares or depositary receipts, as applicable, of an index fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares or depositary receipts, as applicable, of such index fund (any such trading successor or substitute securities, the "successor securities"), such successor securities will be deemed to be such index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the notes.

If the shares or depositary receipts, as applicable, of an index fund are delisted from, or trading of the shares or depositary receipts, as applicable, of an index fund is suspended on, the relevant exchange and successor securities that the calculation agent determines to be comparable to the shares or depositary receipts, as applicable, of such index fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such index fund for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the notes.

If an index fund is liquidated or otherwise terminated (a "termination event"), the final value of the shares or depositary receipts, as applicable, of such index fund on an ending averaging date or the final valuation date, as applicable, will be determined by the calculation agent in accordance with the procedures below. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to HSBC and the trustee and HSBC will provide notice thereof to registered holders of the notes.

If a termination event has occurred with respect to an index fund and if the sponsor of such index fund or another entity publishes a successor or substitute index fund that the calculation agent determines to be comparable to such index fund, then the value of such index fund will be determined by reference to the value of that comparable index fund, which we refer to as a "successor index fund." Upon any selection by the calculation agent of a successor index fund, the calculation agent will cause notice to be furnished to HSBC and the trustee and HSBC will provide notice thereof of the selection of the successor index fund to the registered holders of the notes.

If a termination event has occurred with respect to an index fund and the sponsor of such index fund discontinues publication of such index fund and the calculation agent determines that no successor index fund is available, or is no longer published from the date of the termination event up to and including an ending averaging date or the final valuation date, as applicable, then the calculation agent will, in its sole discretion, calculate the appropriate price of the shares or depositary receipts, as applicable, for the relevant index fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such index fund.

If a successor index fund is selected for an index fund or the calculation agent calculates a value as a substitute for an index fund as described above, such successor index fund or value, as the case may be, will be substituted for such index fund for all purposes of the notes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, the liquidation or termination of an index fund may adversely affect the market value of the notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of notes, absent manifest error.

Merger Event and Tender Offer

A "merger event" shall mean, with respect to an index fund, any (i) reclassification or change of the shares or depositary receipts, as applicable, of such index fund that results in a transfer of or an irrevocable commitment to transfer all shares or depositary receipts, as applicable, of the index fund outstanding, or (ii) consolidation, amalgamation or merger of the index fund with or into another entity (other than a consolidation, amalgamation or merger of the index fund with or into another entity and which does not result in any such reclassification or change of all shares or depositary receipts, as applicable, of the index fund) or (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares or depositary receipts, as applicable, of the index fund that results in a transfer of or an irrevocable commitment to transfer all shares or depositary receipts, as applicable, of the index fund (other than those shares or depositary receipts, as applicable, of the index fund owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange or depositary receipt exchange, as applicable, of the index fund or its subsidiaries with or into another entity in which the index fund is the continuing entity and which does not result in a reclassification or change of the shares or depositary receipts, as applicable, of the index fund but results in the outstanding shares or depositary receipts, as applicable, of the index fund immediately prior to that event collectively representing less than 50% of the outstanding shares or depositary receipts, as applicable, of the index fund immediately following that event, in each case if the approval date (as defined below) is on or before an ending averaging date or the final valuation date, as applicable.

A "tender offer" shall mean, in respect of the voting shares or depositary receipts, as applicable, of an index fund, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares or depositary receipts, as applicable, of the index fund as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or tender offer occurs with respect to an index fund and the shares or depositary receipts, as applicable, of the index fund are exchanged for new shares or depositary receipts, as applicable (with no other distributions of property in respect of the shares or depositary receipts, as applicable, of the index fund), and those new shares or depositary receipts, as applicable, are publicly quoted, traded or listed on a U.S. exchange or quotation system, then the index fund shall be adjusted to comprise the number of new shares or depositary receipts, as applicable, to which a holder of one share or depositary receipt, as applicable, of the index fund immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event and such new shares or depositary receipts, as applicable, shall be deemed to be the index fund.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares or depositary receipts referred to above) are made on the shares or depositary receipts, as applicable, of the index fund, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is four business days after the approval date (as defined below). On the maturity date, HSBC shall pay to each holder of a security the payment at maturity, provided that for purposes of that calculation, the approval date will be deemed to be an ending averaging date or the final valuation date, as applicable, and the final value of the affected index fund will be deemed to be the value of all consideration received (or that would be received) in respect of that event. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. For the avoidance of doubt, the value of the unaffected index funds will be determined on an ending averaging date or the final valuation date, as adjusted, as described in the relevant term sheet or pricing supplement. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the applicable class of shares of the index fund, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect an index fund in a manner that adversely affects the value of, and trading in, the notes. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the notes.